                                                  Registration No. _____________

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (EXACT NAME OF TRUST)


                          ----------------------------

                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               PATRICIA R. HATLER
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


Approximate date of proposed public offering: (Upon the effective date of this Registration Statement. May 15, 2002 requested.)


The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

 1.....................................................................Nationwide Life Insurance Company
                                                                       The Variable Account
 2.....................................................................Nationwide Life Insurance Company
 3.....................................................................Custodian of Assets
 4.....................................................................Distribution of the Policies
 5.....................................................................The Variable Account
 6.....................................................................Not Applicable
 7.....................................................................Not Applicable
 8.....................................................................Not Applicable
 9.....................................................................Legal Proceedings
10.....................................................................Information About the Policies; How the Cash Value
                                                                       Varies; Right to Exchange for a Fixed Benefit
                                                                       Policy; Reinstatement; Other Policy Provisions
11                                                                     Investments of the Variable Account
12.....................................................................The Variable Account
13.....................................................................Policy Charges
                                                                       Reinstatement
14.....................................................................Underwriting and Issuance - Premium Payments,
                                                                       Minimum Requirements for Issuance of a Policy
15.....................................................................Investments of the Variable Account; Premium
                                                                       Payments
16.....................................................................Underwriting and Issuance - Allocation of Cash Value
17.....................................................................Surrendering the Policy for Cash
18.....................................................................Reinvestment
19.....................................................................Not Applicable
20.....................................................................Not Applicable
21.....................................................................Policy Loans
22.....................................................................Not Applicable
23.....................................................................Not Applicable
24.....................................................................Not Applicable
25.....................................................................Nationwide Life Insurance Company
26.....................................................................Not Applicable
27.....................................................................Nationwide Life Insurance Company
28.....................................................................Company Management
29.....................................................................Company Management
30.....................................................................Not Applicable
31.....................................................................Not Applicable
32.....................................................................Not Applicable
33.....................................................................Not Applicable
34.....................................................................Not Applicable
35.....................................................................Nationwide Life Insurance Company
36.....................................................................Not Applicable
37.....................................................................Not Applicable


N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

38.....................................................................Distribution of the Policies
39.....................................................................Distribution of the Policies
40.....................................................................Not Applicable
41(a)..................................................................Distribution of the Policies
42.....................................................................Not Applicable
43.....................................................................Not Applicable
44.....................................................................How the Cash Value Varies
45.....................................................................Not Applicable
46.....................................................................How the Cash Value Varies
47.....................................................................Not Applicable
48.....................................................................Custodian of Assets
49.....................................................................Not Applicable
50.....................................................................Not Applicable
51.....................................................................Summary of the Policies;
                                                                       Information About the Policies
52.....................................................................Substitution of Securities
53.....................................................................Taxation of the Company
54.....................................................................Not Applicable
55.....................................................................Not Applicable
56.....................................................................Not Applicable
57.....................................................................Not Applicable
58.....................................................................Not Applicable
59.....................................................................Financial Statements

TABLE OF CONTENTS




- What should I know about this and other variable life insurance products before purchasing a variable life insurance policy?
- How can I obtain additional information about Nationwide and this variable life insurance policy?

GLOSSARY OF SPECIAL TERMS.......................................................

POLICY EXPENSES.................................................................

-  How much does this variable life insurance policy cost?

INVESTMENT OPTIONS..............................................................

- What underlying mutual funds are available in this variable life insurance policy and how much does each fund cost, after expense reimbursement?
-  What are the underlying mutual fund expenses before expense reimbursement?
-  Are there any other investment options available to me?


MORE INFORMATION ABOUT THIS POLICY .............................................

-  Are there riders available to added to the policy?
- Ok. Now that I know a little more about where I can invest my money, describe this policy in detail.
-  Are there any criteria for purchasing this policy?
-  What is the minimum amount of premium you will accept?
- Tell me more about the charges I must pay in order to make sure a death benefit is paid if the insured dies.


RIGHT TO CANCEL.................................................................

- What if I decide I don't want this policy after I purchase it?

ALLOCATION OF PREMIUM PAYMENTS..................................................

- I've decided I want to purchase this policy. What happens after I send in my initial premium payment?
- When will my premium payments be allocated to my requested sub-account options?

VALUING ACCOUNT VALUES..........................................................

- Once my premium payments can be applied to my policy, how much can my premium purchase?

TRANSFERRING ALLOCATIONS........................................................

-  May I make transfers between investment options? o How do I make transfers?

CASH VALUE AND SURRENDERS.......................................................

-  Does my policy have any value besides death benefit value?
-  What if I want to take a partial or total surrender? What happens next?
-  Will partial surrenders have any effect on my policy's cash value?
-  Will I have to pay taxes on any amounts surrendered?

POLICY LOANS....................................................................

-  May I take a loan against my policy?
-  Will my loan have any effect on investment performance?
-  What about interest?
-  Will a loan have any effect on my death benefit amount or cash value amount?
-  When and how do I make loan repayments?


DEATH BENEFIT...................................................................
-  Do I have a choice of death benefit options?
-  May I ever change the specified amount after my policy is issued?
-  May I change my death benefit option after my policy is issued?
-  What happens once the last surviving insured dies?

-  How is the death benefit distributed?
-  Earlier you mentioned a maturity date. What is the maturity date?
- What if I don't want to get paid the policy's cash value on the maturity date? May I extend the maturity date?

ASSIGNMENT......................................................................

-  May I ever assign my policy?

POLICY LAPSE AND REINSTATEMENT..................................................

-  Can my policy ever lapse and what happens if it does?

PERIODIC INFORMATION............................................................

-  Will I ever receive periodic information from you about my policy?


POLICY OWNER AND BENEFICIARY....................................................

- Tell me more about my rights as policy owner as well as the rights of the beneficiary. Do the insureds have any rights under the policy if I am not one of the insureds?


TAX INFORMATION.................................................................

- Tell me more about how my life insurance policy is taxed. What should I look out for?

MORE INFORMATION ABOUT NATIONWIDE...............................................

-  Tell me a little more about Nationwide and the variable account.

OTHER GENERAL INFORMATION.......................................................

-   Legal Considerations
-   State Regulation
-   Advertising
-   Legal Proceedings
-   Experts
-   Registration Statement
-   Who is the general distributor (principal underwriter) for this policy?
-   How are the policies sold (distributed)?

APPENDIX A: OBJECTIVES FOR THE UNDERLYING MUTUAL FUNDS..........................

APPENDIX B: PERFORMANCE SUMMARY INFORMATION.....................................

APPENDIX C: FINANCIAL STATEMENTS................................................

                        NATIONWIDE LIFE INSURANCE COMPANY


    Last Survivor Flexible Premium Variable Universal Life Insurance Policies

             Issued by Nationwide Life Insurance Company through its
                       Nationwide VLI Separate Account-4

                     The date of this prospectus is May 15, 2002.

--------------------------------------------------------------------------------

WHAT SHOULD I KNOW ABOUT THIS AND OTHER VARIABLE LIFE INSURANCE PRODUCTS BEFORE PURCHASING A VARIABLE LIFE INSURANCE POLICY?

Variable life insurance policies are complex products with unique benefits and advantages that may be particularly useful for certain individuals with life insurance and estate planning needs. There are, however, costs and charges associated with benefits that variable life insurance products provide - costs and charges that may not be present in term or universal life insurance policies, as well as other investment products such as mutual funds or annuities. With help from a financial consultant, you are encouraged to evaluate your particular needs - whether estate planning, investment or otherwise - in order to determine if a variable life insurance policy is the right financial instrument to meet your needs. This process will aid you in determining whether the purchase of the variable life insurance policy described in this prospectus is consistent with your goals, risk tolerance, time horizon, family situation, tax situation and other personal needs.

THIS PROSPECTUS CONTAINS BASIC INFORMATION YOU SHOULD KNOW ABOUT THIS VARIABLE LIFE INSURANCE POLICY BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.


The life insurance policies offered by this prospectus are last survivor flexible premium variable universal life insurance policies (last survivor flexible premium variable adjustable life insurance policies in Puerto Rico). They provide flexibility to vary the amount and frequency of premium payments. A cash surrender value may be offered if you terminate your policy during the lifetime of either of the insureds.


The purpose of this policy is to provide life insurance protection for the beneficiary named in the policy. No claim is made that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

The death benefit and cash value of this policy may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "variable account") or the fixed account, depending on how premium payments are invested.



PLEASE REMEMBER THAT THIS POLICY:

-  IS NOT A BANK DEPOSIT
-  IS NOT FDIC INSURED
-  IS NOT INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY
-  IS NOT AVAILABLE IN EVERY STATE
-  MAY GO DOWN IN VALUE

You assume certain risks when investing in the policies, including the risk of losing money.

We guarantee to keep your policy in force so long as minimum premium requirements have been met. We guarantee the death benefit for as long as your policy is in force. The cash surrender value is not guaranteed. Your policy will lapse if the cash surrender value is insufficient to cover policy charges.

Benefits described in this prospectus may not be available in every jurisdiction
- please refer to your policy for specific benefit information.

This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HOW CAN I OBTAIN ADDITIONAL INFORMATION ABOUT NATIONWIDE AND THIS VARIABLE LIFE INSURANCE POLICY?

For general information or to obtain FREE copies of the:

   - prospectus, annual report or semi-annual report for any underlying mutual fund; and
   -  any required forms,

call:             1-800-547-7548
     TDD          1-800-238-3035

or write:

     NATIONWIDE LIFE INSURANCE COMPANY
     P.O. BOX 182150
     COLUMBUS, OHIO 43218-2150

Material incorporated by reference in this prospectus can be found on the SEC website at:

                                   www.sec.gov

Information about this and other Best of America products can be found on the worldwide web at:

                              www.bestofamerica.com

GLOSSARY OF SPECIAL TERMS


ATTAINED AGE- The insured's age on the policy date, plus the number of full years since the policy date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the cash value of the variable account.


AVERAGE ISSUE AGE - The arithmetic average of the ages of the two insureds at the policy issuance.


BENEFICIARY- The person to whom death benefit proceeds are paid.

CASH VALUE- The sum of the value of all variable account accumulation units attributable to your policy plus amounts credited to the fixed account and your policy loan account, if any.

FIXED ACCOUNT- An investment option, which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.


INSUREDS- The two people whose lives are covered by this policy.

MATURITY DATE- The policy anniversary on or following the younger insured's 100th birthday.


MINIMUM REQUIRED DEATH BENEFIT- The lowest death benefit that will qualify the policy as life insurance under Section 7702 of the Internal Revenue Code.

NATIONWIDE- Nationwide Life Insurance Company. "We", "our" and "us" refer to Nationwide.

NET AMOUNT AT RISK- The death benefit minus the cash value. On the monthly anniversary date, the net amount at risk is the death benefit minus the cash value prior to subtraction of the base policy cost of insurance charge (which consists of the administrative charge, per unit charge, and Mortality and Expense Risk fee).

NET PREMIUMS- The actual premiums minus the percent of premium charges. The percent of premium charges are shown on the policy data page.

POLICY OWNER- The policy owner has all rights under this policy. The policy owner is the person or entity whose name is on the application unless later changed. "You" or "your" refer to the policy owner.




SEC GUIDELINE LEVEL PREMIUM- The level annual premiums required to mature the policy under reasonable mortality and expense charges with an annual effective interest rate of 5%. It is calculated pursuant to Rule 6e-3(T) of the Investment Company Act of 1940.


SPECIFIED AMOUNT- The dollar amount used to determine the death benefit of your policy. Your specified amount is listed on your policy data page.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units are separately maintained.

VALUATION PERIOD- Each day the New York Stock Exchange is open.

VARIABLE ACCOUNT- Nationwide VLI Separate Account-4, a separate account of Nationwide that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

POLICY EXPENSES

HOW MUCH DOES THIS VARIABLE LIFE INSURANCE POLICY COST?

There are certain charges associated with the policy, in addition to those charges assessed by the underlying mutual funds. Below is a summary of those charges. A detailed summary of the charges assessed to your individual policy can be found on the policy data page that is issued with your policy.

SOME CHARGES ARE TAKEN MONTHLY.  THOSE CHARGES ARE:

THE MORTALITY AND EXPENSE RISK CHARGE

The amount charged for mortality and expense risks depends on how long you have owned your policy.

- For policy years 1-15, a charge at an annualized rate of 0.80% of the policy's variable account assets are assessed on each monthly anniversary day.

- For policy years 16 and after, a charge at an annualized rate of 0.30% of the policy's variable account assets are assessed on each monthly anniversary day.


PER $1,000 OF SPECIFIED AMOUNT CHARGE...............................................maximum of $0.40  per $1,000 of specified amount
     (This charge is assessed monthly during the first three policy years only)

MONTHLY POLICY EXPENSE CHARGE.................................................................................... a maximum of $7.50

COST OF INSURANCE CHARGE...............................................................................varies based on insurability.


SOME CHARGES ARE TAKEN AS A RESULT OF AN ACTION TAKEN BY YOU. FOR INSTANCE, A SURRENDER CHARGE IS ASSESSED IF YOU SURRENDER A PART OR ALL OF YOUR POLICY PRIOR TO THE END OF THE SURRENDER PERIOD. THE CHARGES THAT FALL WITHIN THIS CATEGORY
ARE:


MAXIMUM SURRENDER CHARGE.................................................22.50% multiplied by the lesser of (a) or (b), where:

                                                         (a) = the SEC Guideline Level Premium;; and

                                                         (b) = premiums paid during the first two policy years

                                                         Plus (c) multiplied by (d) where:

                                                         (c) = the specified amount divided by 1,000; and

                                                         (d) = the administrative target component as illustrated by Chart 1 below;
                                                             this factor allows the company to account for the probability
                                                             (at various ages) that death will occur and no CDSC will be recouped.






CHART 1

        AVERAGE ISSUE AGE             ADMINISTRATIVE TARGET
                                           COMPONENT
       -------------------            ---------------------
         21 through 39                        4.00

         40 through 49                        6.00

         50 through 59                        7.00

         60 through 85                        8.00


MAXIMUM PREMIUM LOAD....................................................................................7.50% for policy years 1-15
                                                                                     (for policy years 16 and after, the
                                                                                    maximum premium load is guaranteed to
                                                                                    never exceed 6.00%)

PARTIAL SURRENDER PROCESSING FEE (PER PARTIAL SURRENDER)...............................lesser of $25 or 5% of the amount surrendered



IF YOU DECIDE TO TAKE A LOAN, INTEREST IS APPLIED TO THE LOANED AMOUNT. THE
AMOUNT OF INTEREST APPLIED IS GUARANTEED NEVER TO BE GREATER THAN THE PERCENTAGE
SHOWN BELOW.



INTEREST ASSESSED ON LOANED AMOUNTS.............................................................................................4.5%




DETAILED DESCRIPTIONS OF EACH CHARGE SHOWN ABOVE CAN BE FOUND LATER IN THIS PROSPECTUS.

INVESTMENT OPTIONS

Not all investment options are available in all states.
WHAT UNDERLYING MUTUAL FUNDS ARE AVAILABLE IN THIS VARIABLE LIFE INSURANCE POLICY AND HOW MUCH DOES EACH FUND COST, AFTER EXPENSE REIMBURSEMENT?

The following underlying mutual funds are available under the policies:

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
       (AS A PERCENTAGE OF UNDERLYING MUTUAL FUND NET ASSETS AFTER EXPENSE
                                REIMBURSEMENTS)

                     To be added by Pre-Effective Amendment.


-------------------------------------------------------------------------------------------------------------------------
                                                               Management      Other        12b-1      Total Underlying
                                                                  Fees        Expenses       Fees        Mutual Fund
                                                                                                           Expenses
-------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. - American
Century VP Income & Growth

American Century Variable Portfolios, Inc. - American
Century VP International

American Century Variable Portfolios, Inc. - American
Century VP Value

The Dreyfus Socially Responsible Growth Fund, Inc.: Initial
Shares

Dreyfus Stock Index Fund, Inc.: Initial Shares

Dreyfus Variable Investment Fund - Appreciation Portfolio:
Initial Shares

Federated Insurance Series - Federated Quality Bond Fund II

Fidelity VIP Equity-Income Portfolio:  Service Class

Fidelity VIP Growth Portfolio:  Service Class

Fidelity VIP High Income Portfolio:  Service Class

Fidelity VIP Overseas Portfolio:  Service Class

Fidelity VIP II Contrafund(R) Portfolio:  Service Class

Fidelity VIP III Growth Opportunities Portfolio:  Service
Class

GVIT - Dreyfus GVIT Mid Cap Index Fund: Class I

GVIT - Federated GVIT Equity Income Fund: Class I

GVIT - Federated GVIT High Income Bond Fund: Class I

GVIT - Gartmore GVIT Emerging Markets Fund: Class I

GVIT - Gartmore GVIT Global Technology and Communications
Fund: Class I

GVIT - Gartmore GVIT Government Bond Fund: Class I



-------------------------------------------------------------------------------------------------------------------
                                                              Management     Other         12b-1         Total
                                                                 Fees       Expenses       Fees        Underlying
                                                                                                       Mutual Fund
                                                                                                        Expenses
-------------------------------------------------------------------------------------------------------------------
GVIT - Gartmore GVIT Growth Fund: Class I

GVIT - Gartmore GVIT International Growth Fund: Class I

GVIT - Gartmore GVIT Investor Destinations Aggressive Fund

GVIT - Gartmore GVIT Investor Destinations Conservative Fund

GVIT - Gartmore GVIT Investor Destinations Moderate Fund

GVIT - Gartmore GVIT Investor Destinations Moderately
Aggressive Fund

GVIT - Gartmore GVIT Investor Destinations Moderately
Conservative Fund

GVIT - Gartmore GVIT Money Market Fund: Class I

GVIT - Gartmore GVIT Total Return Fund: Class I

GVIT - Gartmore GVIT Worldwide Leaders Fund: Class I

GVIT - GVIT Small Cap Growth Fund: Class I

GVIT - GVIT Small Cap Value Fund: Class I

GVIT - GVIT Small Company Fund: Class I

GVIT - J.P. Morgan GVIT Balanced Fund: Class I

GVIT - MAS GVIT Multi Sector Bond Fund: Class I

GVIT - Strong GVIT Mid Cap Growth Fund: Class I

Janus Aspen Series - Capital Appreciation Portfolio:
Service Shares

Janus Aspen Series - Global Technology Portfolio:  Service
Shares

Janus Aspen Series - International Growth Portfolio:
Service Shares

Neuberger Berman AMT Guardian Portfolio

Neuberger Berman AMT Mid-Cap Growth Portfolio

Neuberger Berman AMT Partners Portfolio

Oppenheimer Variable Account Funds - Oppenheimer Aggressive
Growth Fund/VA

Oppenheimer Variable Account Funds - Oppenheimer Capital
Appreciation Fund/VA

Oppenheimer Variable Account Funds - Oppenheimer Global
Securities Fund/VA

Oppenheimer Variable Account Funds - Oppenheimer Main Street
Growth & Income Fund/VA

Strong Opportunity Fund II, Inc.

The Universal Institutional Funds, Inc. - Emerging Markets
Debt Portfolio

The Universal Institutional Funds, Inc. - Mid Cap Growth
Portfolio

The Universal Institutional Funds, Inc. - U. S. Real Estate
Portfolio

Van Eck Worldwide Insurance Trust - Worldwide Emerging
Markets Fund

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets
Fund


The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

WHAT ARE THE UNDERLYING MUTUAL FUND EXPENSES BEFORE EXPENSE REIMBURSEMENT?

Some underlying mutual funds are subject to fee waivers, expense reimbursements and/or custodial credits. The following chart shows what the expenses would have been for such funds without fee waivers, expense reimbursements or custodial credits.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES

     (as a percentage of underlying mutual fund net assets, before expense reimbursements)
                    To be added by Pre-Effective Amendment.


------------------------------------------------------------------------------------------------------------------------------
                                                                 Management        Other         12b-1      Total Underlying
                                                                    Fees          Expenses        Fees        Mutual Fund
                                                                                                                Expenses
------------------------------------------------------------------------------------------------------------------------------
Federated Insurance Series - Federated Quality Bond Fund II

GVIT - Gartmore GVIT Emerging Markets Fund: Class I

GVIT - Gartmore GVIT Global Technology and Communications
Fund: Class I

GVIT - Gartmore GVIT International Growth Fund: Class I

GVIT Gartmore GVIT Investor Destinations Aggressive Fund

GVIT Gartmore GVIT Investor Destinations Conservative Fund

GVIT Gartmore GVIT Investor Destinations Moderate Fund

GVIT Gartmore GVIT Investor Destinations Moderately
Aggressive Fund

GVIT Gartmore GVIT Investor Destinations Moderately
Conservative Fund

Strong Opportunity Fund II, Inc.

The Universal Institutional Funds, Inc. - Emerging Markets
Debt Portfolio

The Universal Institutional Funds, Inc. - Mid Cap Growth
Portfolio

The Universal Institutional Funds, Inc. - U. S. Real Estate
Portfolio

Van Eck Worldwide Insurance Trust - Worldwide Emerging
Markets Fund

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund


No charge is assessed to you for income taxes incurred by us as a result of the operations of the sub-accounts. However, we reserve the right to assess a charge for income taxes against the sub-accounts of the variable account if income taxes are incurred.

YOU CAN FIND THE OBJECTIVES FOR EACH OF THE FUNDS LISTED ABOVE IN APPENDIX A. PLEASE TAKE A LOOK AT APPENDIX B IF YOU WOULD LIKE TO SEE THE MOST RECENT HISTORICAL PERFORMANCE FOR EACH OF THE FUNDS LISTED ABOVE.

ARE THERE ANY OTHER INVESTMENT OPTIONS AVAILABLE TO ME?

Yes. You may also invest in the fixed account option available in your policy. The fixed account is an investment option that is funded by assets of our general account. The general account contains all of our assets other than those in this and our other separate accounts. The general account is used to support our annuity and insurance obligations and may contain compensation for mortality and expense risks. The general account is not subject to the same laws as the variable account and the SEC has not reviewed material in this prospectus relating to the fixed account. However, information relating to the fixed account is subject to federal securities laws relating to accuracy and completeness of prospectus disclosure.

Premiums will be allocated to the fixed account as elected by you, subject to the limits disclosed in this prospectus.

The investment income earned by the fixed account will be allocated to the policies at varying guaranteed interest rate(s) depending on the following categories of fixed account allocations:

- Portfolio Rate - The rate credited on the fixed account net of policy loans. This rate is a weighted average of all investments in the fixed account made over time at different rates of return and is subject to change based on market conditions. The Dollar Cost Averaging Rate is the same as the Portfolio Rate.

- Renewal Rate - The rate available for maturing fixed account allocations which are entering a new guarantee period. You will be notified of this rate in a letter issued with the quarterly statements when any of the money in your fixed account matures. At that time, you will have an opportunity to leave the money in the fixed account and receive the Renewal Rate or you can move the money to any of the sub-accounts.

   - Enhanced Dollar Cost Averaging Rate - From time to time, we may offer a more favorable rate for an initial premium into a new policy when used in conjunction with an enhanced dollar cost averaging program.

All of these rates are subject to change on a daily basis; however, once applied to the fixed account, the interest rates are guaranteed until the end of the calendar quarter during which the 12 month anniversary of the fixed account allocation occurs.

Credited interest rates are annualized rates - the effective yield of interest over a one-year period. Interest is credited to your policy on a daily basis. As a result, the credited interest rate is compounded daily to achieve the stated effective yield.

The guaranteed rate for any premium payment will be effective for not less than twelve months. We guarantee that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at our sole discretion. You assume the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

We guarantee that the fixed account value will not be less than the amount of the premium allocated to the fixed account, plus interest credited as described above, less any surrenders and any applicable charges.

MORE INFORMATION ABOUT THIS POLICY


ARE THERE RIDERS AVAILABLE TO BE ADDED TO THE POLICY?

Yes, the riders you currently can add to the policy are:

   -  Policy Split Option Rider
   -  Estate Protection Rider

NOT ALL RIDERS ARE AVAILABLE IN ALL STATES.


OK. NOW THAT I KNOW A LITTLE MORE ABOUT WHERE I CAN INVEST MY MONEY, DESCRIBE THIS POLICY IN DETAIL.

The policy described in this application meets the definition of "life insurance" as defined in Section 7702 of the Internal Revenue Code. We continually monitor this policy to make sure that it continues to meet the requirements of Section 7702.

If you purchase this policy, you will not be paid dividends from us. This policy is not a participating policy. It does not share in the profits or surplus earnings of Nationwide like traditional term or universal life insurance policies. In addition, any dividends paid by the underlying mutual funds will be automatically reinvested in that fund.

With variable life insurance policies, including the policy described in this prospectus, the cash value and the death benefit vary with the investment performance of the investment options you select, however, remember that the death benefit cannot fall below the amount you've specified, often called the "specified amount." The specified amount will be reflected on your policy data page.


In this policy, you request the amount of specified amount you feel you need upon the death of the last surviving named insured - such insured could be you or another named person. In return for our guarantee that a death benefit will be paid upon the death of the last surviving named insured while the policy is in force, you must deposit a minimum amount of premium, in addition to paying certain costs.


ARE THERE ANY CRITERIA FOR PURCHASING THIS POLICY?


Minimum requirements for policy issuance include:

-  The insureds must be between ages 21 and 85 inclusively;


- we may require satisfactory evidence of insurability (including a medical exam); and

-  you must specify a death benefit amount of at least $100,000.

WHAT IS THE MINIMUM AMOUNT OF PREMIUM YOU WILL ACCEPT?

The minimum amount of premium you must pay depends on how much life insurance you specify, however, each premium payment must be at least $50. The initial premium is payable in full at our home office or to our authorized agent.


TELL ME MORE ABOUT THE CHARGES I MUST PAY IN ORDER TO MAKE SURE A DEATH BENEFIT IS PAID IF BOTH INSUREDS DIE.


In order to make sure the policy does not lapse, you will need to pay the following charges:

-  Cost of Insurance Charge

-  Mortality and Expense Risk Charge

-  Per $1,000 of Specified Amount Charge

-  Monthly Policy Expense Charge

-  Premium Load


Each of the charges shown previously are discussed in further detail below.


COST OF INSURANCE CHARGE

We deduct a Cost of Insurance Charge from the cash value on a monthly basis. This charge is determined by multiplying the monthly cost of insurance rate by the net amount at risk (the death benefit minus the policy's cash value). This deduction is charged proportionately to the cash value in each sub-account and the fixed account, unless you elect otherwise.

If you elect to increase the specified amount (the amount used to calculate the death benefit), the net amount at risk will also increase. In order for us to support this increased risk, we will assess an additional Cost of Insurance Charge to the increase. The underwriting criteria, such as the insured's age and health, may be different at the time of the specified amount increase than at the time of application. Therefore, the monthly cost of insurance rate we use to calculate the Cost of Insurance Charge for the increase may be different than the rate we used to calculate the Cost of Insurance Charge for the initial specified amount.


Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners' Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate multiples of the 1980 CSO. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.


MORTALITY AND EXPENSE RISK CHARGE

We assume certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under this policy is that the insureds may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering this policy may be greater than expected. In addition, we assume risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to policies that lapse or are surrendered in the early policy years.

In exchange for assuming the risks described above, we deduct a Mortality and Expense Risk Charge from the variable account on a monthly basis. For each policy in years 1-15, this charge is equal to an annualized rate of 0.80% of the policy's variable account assets on each monthly anniversary day. For policy years 16 and after, this charge is equal to an annualized rate of 0.30% of the policy's variable account assets on each monthly anniversary day. Mortality and Expense Risk Charge deductions will be charged proportionally to the cash value in each sub-account in which you invest unless you tell us otherwise.

PER $1,000 OF SPECIFIED AMOUNT CHARGE


We deduct a charge from the cash value on a monthly basis for the first three policy years only. The amount of the charge varies with the age of the younger insured at the time of policy issuance in accordance with the following chart which reflects the maximum per $1,000 of Specified Amount charge:



------------------ --------------- --------------- ---------------

     YOUNGER         CHARGE PER       YOUNGER        CHARGE PER
    ISSUE AGE        $1,000 OF       ISSUE AGE       $1,000 OF
                     SPECIFIED                       SPECIFIED
                       AMOUNT                          AMOUNT
------------------ --------------- --------------- ---------------

      21-25            $0.10           52-53           $0.26

       26              $0.11           54-55           $0.28

       27              $0.12           56-57           $0.30

       28              $0.13           58-59           $0.32

       29              $0.14             60            $0.33

       30              $0.15             61            $0.34

      31-38            $0.16             62            $0.35

       39              $0.17             63            $0.36

      40-45            $0.18             64            $0.37

      46-47            $0.20             65            $0.38

      48-49            $0.22             66            $0.39

      50-51            $0.24           67-85           $0.40





The following chart lists the charges we currently assess:

------------------ --------------- --------------- ---------------
     YOUNGER         CHARGE PER       YOUNGER        CHARGE PER
    ISSUE AGE        $1,000 OF       ISSUE AGE       $1,000 OF
                     SPECIFIED                       SPECIFIED
                       AMOUNT                          AMOUNT
------------------ --------------- --------------- ---------------
      21-26            $0.02           50-51           $0.14

      27-29            $0.03             52            $0.15

      30-33            $0.04             53            $0.16

      34-36            $0.05             54            $0.17

      37-38            $0.06             55            $0.18

      39-41            $0.07           56-57           $0.19

      42-43            $0.08             58            $0.20

      44-45            $0.09             59            $0.21

       46              $0.10           60-61           $0.22

       47              $0.11             62            $0.23

       48              $0.12           63-64           $0.24

       49              $0.13           65-75           $0.25

                                       76-85           $0.30



This charge is taken on each monthly anniversary day. This charge compensates us for sales expenses and expenses associated with underwriting, issuing and distributing the policy.

Sales expenses include actual expenses paid to the broker or agent who is servicing you.

Issue expenses include costs associated with the underwriting process.

MONTHLY POLICY EXPENSE CHARGE

We deduct a Policy Expense Charge from the cash value in the amount of $5.00 per month. This charge is guaranteed to never go above $7.50 per month. The Policy Expense Charge is taken proportionately against the sub-accounts of the variable account and the fixed account on each monthly contract anniversary day. The Monthly Policy Expense Charge compensates us for administrative expenses.

Administrative expenses include actual expenses related to the maintenance of the policies including account and record-keeping, and providing you with periodic reports.

Neither we nor Nationwide Investment Services Corporation (nor any of the affiliates of either) receive profits or other benefits not included in the charges described in this section.

MAXIMUM PREMIUM LOAD


We deduct a premium load from the cash value in the amount of 7.5% of premium payments for policy years 1-15 and 5.5% of premium payments for policy years 16 and after. The premium load is assessed monthly and is guaranteed not to exceed 6.0% of premium payments for policy years 16 and after.


The premium load compensates Nationwide for tax expenses including state premium and other state and local taxes as well as federal taxes imposed under Section 848 of the Internal Revenue Code. This charge is not a sales charge. The amount charged may be more or less than the amount actually assessed by the state in which you live.

RIGHT TO CANCEL

WHAT IF I DECIDE I DON'T WANT THIS POLICY AFTER I PURCHASE IT?

You may cancel the policy by returning it by the latest of:

-  10 days after receiving the policy;
-  45 days after signing the application; or
-  10 days after we deliver a Notice of Right of Withdrawal.

If you decide to cancel, the policy can be mailed to the registered representative who sold it you or returned directly to us. The cancellation will be effective as of the date the request to cancel is postmarked, or if you return the policy and the request to cancel directly to us, the date we receive the returned policy and request to cancel.

Returned policies are deemed void from the beginning. We will refund the amount prescribed by the state in which the policy was issued within 7 days after we receive the policy. (For policies issued in New York, we will refund any premiums paid.) The refunded amount will reflect the policy's investment experience from the time of issuance to the time of termination, as well as the deduction of any policy charges, unless the state in which the policy was issued requires another amount to be refunded.

In addition you may, at any time during the first 24 months after your policy is issued, submit a written request to us for an irrevocable one-time election to transfer all sub-account cash value to the fixed account. This right of conversion is subject to state availability.

ALLOCATION OF PREMIUM PAYMENTS

I'VE DECIDED I WANT TO PURCHASE THIS POLICY. WHAT HAPPENS AFTER I SEND IN MY INITIAL PREMIUM PAYMENT?


Initial premiums allocated to a sub-account on the application are allocated to the GVIT Gartmore GVIT Money Market Fund: Class I during the period in which you may cancel the policy, unless your state requires premiums to be allocated to the fixed account. (In New York, premiums are allocated to either the GVIT Gartmore GVIT Money Market Fund: Class I or the fixed account based on your election. If you make no election, premiums are allocated to the GVIT Gartmore GVIT Money Market Fund: Class I.) At the expiration of this period, the premiums are used to purchase shares of the underlying mutual funds you specified at net asset value for the respective sub-account(s).

Upon payment of the initial premium, temporary insurance may be provided. Issuance of continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of the initial premium, and delivery of the policy while both insureds are still living.


Additional premium payments may be made at any time while the policy is in force, subject to the following conditions:

     - we may require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk; and

     - premium payments in excess of the premium limit established by the IRS to qualify the policy as a contract for life insurance will be refunded.

Additional premium payments or other changes to the policy may jeopardize the policy remaining within the definition of "life insurance" as defined by the Internal Revenue Code. We will monitor premiums paid and other policy transactions and will notify you when we believe your policy may be in jeopardy of violating the life insurance guidelines.

We will send scheduled premium payment reminder notices to you according to the premium mode shown on your policy data page.

We allocate premium payments to the sub-accounts and/or the fixed account, as you instruct. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. Future premium allocations may be changed by giving us written notice.

You may change the allocation of premiums or transfer cash value from one sub-account to another. Cash value transferred to the variable account from the fixed account, or between sub-accounts, will receive the accumulation unit value next determined after the transfer request is received. Premiums allocated to the fixed account at the time of application may not be transferred from the fixed account prior to the first policy anniversary.

WHEN WILL MY PREMIUM PAYMENTS BE ALLOCATED TO MY REQUESTED SUB-ACCOUNT OPTIONS?

Premium payments received by us in good order will be applied to the sub-accounts and/or fixed account within 2 business days of receipt. Premiums will not be used to purchase accumulation units when the New York Stock Exchange is closed or on the following nationally recognized holidays:

- New Year's Day                - Independence Day
- Martin Luther King, Jr. Day   - Labor Day
- Presidents' Day               - Thanksgiving
- Good Friday                   - Christmas
- Memorial Day

We will not use premiums to purchase accumulation units if:

   1) trading on the New York Stock Exchange is restricted;

   2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

   3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If we are closed on days when the New York Stock Exchange is open, your cash value may be affected since you would not have access to your account.

VALUING ACCOUNT VALUES

ONCE MY PREMIUM PAYMENTS CAN BE APPLIED TO MY POLICY, HOW MUCH CAN MY PREMIUM PURCHASE?

The number of "units" your premium can purchase is determined primarily by policy charges and the net asset value of the underlying mutual funds as of the date your premium is allocated to those funds.

How we determine your Variable Account Value - Valuing an Accumulation Unit

Premium payments or transfers allocated to sub-accounts are accounted for in accumulation units. Accumulation unit values (for each sub-account) are determined by calculating the net investment factor for the underlying mutual funds for the current valuation period and multiplying that result with the accumulation unit values determined on the previous valuation period.

We use the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period. For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including underlying charges assessed against that sub-account for a valuation period.

The net investment factor for any particular sub-account is determined by dividing (a) by (b) where:

a) is the sum of:

   1) the net asset value of the underlying mutual fund as of the end of the current valuation period; and

   2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period).

b) is the net asset value per share of the underlying mutual fund determined as of the end of the immediately preceding valuation period.

We currently do not maintain a tax reserve with respect to the policies since income with respect to the underlying mutual funds is not taxable to us or the variable account. We do, however, reserve the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to us. Based on the change in the net investment factor, the value of an accumulation unit may increase or decrease. Changes in the net investment factor may not be directly proportional to changes in the net asset value of underlying mutual fund shares because of the deduction of variable account charges.

Determining Fixed Account Value

We determine the value of the fixed account by:

   1) adding all amounts allocated to the fixed account; minus

   2) amounts previously withdrawn or transferred from the fixed account to the sub-accounts; plus

   3) any interest earned on the amounts allocated; minus

   4) charges deducted in accordance with the policy.

TRANSFERRING ALLOCATIONS

MAY I MAKE TRANSFERS BETWEEN INVESTMENT OPTIONS?

Yes. You may make transfers among investment options after your policy is issued provided you meet the criteria listed below.

Transfers from the Fixed Account to the Sub-Accounts

Fixed account allocations may be transferred to the sub-accounts only upon reaching the end of an interest rate guaranteed period. Normally, we will permit 100% of fixed account allocations to be transferred to the variable account. However, we may under certain economic conditions and at our discretion, limit the maximum transferable amount. In addition, we reserve the right to restrict transfers between the fixed account and the sub-accounts to one per policy year. Under no circumstances will the maximum transferable amount be less than 20% of the portion of cash value attributable to the fixed account as of the end of the previous policy year (subject to state restrictions). Those of you who have entered into dollar cost averaging agreements with us may transfer under the terms of that agreement.

Transfers of the fixed account allocations must be made within 30 days after reaching the end of an interest rate guarantee period.

Transfers to the Fixed Account

Transfers to the fixed account may not be made prior to the first policy anniversary or within 12 months of any prior transfer. We reserve the right to restrict the amount transferred to the fixed account to 25% of the portion of cash value attributable to the sub-accounts as of the close of business of the prior valuation period. In addition, we reserve the right to refuse a transfer to the fixed account if the fixed account value before the transfer is greater than or equal to 30% of your policy's cash value.

Transfers Among the Sub-Accounts

Allocations may be transferred among the sub-accounts once per valuation period.

Interest Rate Guarantee Period

The interest rate guarantee period is the period of time that the fixed account interest rate is guaranteed to remain the same. Within 30 days of the end of an interest rate guarantee period, transfers may be made from the fixed account to the sub-accounts. We will determine the amount that may be transferred and will declare this amount at the end of the guarantee period.

For new premium payments allocated to the fixed account, or transfers to the fixed account from the sub-accounts, this period begins on the date of deposit or transfer and ends on the one year anniversary of the deposit or transfer. The guaranteed interest rate period may last for up to 3 months beyond the 1 year anniversary because a guaranteed term ends on the last day of a calendar quarter.

During an interest rate guarantee period, transfers cannot be made from the fixed account and amounts transferred to the fixed account must remain on deposit.

Dollar Cost Averaging Program

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. This program is not available in the State of New York. We do not guarantee that this program will result in profit or protect you from loss.


If you elect this option, you must direct us via the instructions below to automatically transfer amounts from the fixed account, Federated Insurance Series - Federated Quality Bond Fund II, Fidelity VIP High Income Portfolio:
Service Class, GVIT - Gartmore GVIT Government Bond Fund: Class I, GVIT - Federated GVIT High Income Bond Fund: Class I, and the GVIT - Gartmore GVIT Money Market Fund: Class I to any other specified sub-account(s).


Transfers will occur monthly or at another frequency if permitted by us. We will process transfers until either the value in the originating investment option is exhausted, or you instruct us in writing to stop the transfers.

Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested.

No charge is assessed for using a Dollar Cost Averaging program. We reserve the right to stop establishing new Dollar Cost Averaging programs at any time.

Enhanced Dollar Cost Averaging Program

We may from time to time, offer enhanced rate dollar cost averaging programs. Dollar cost averaging transfers for this program may only be made from the fixed account. Such enhanced rate dollar cost averaging programs allow you to earn a higher rate of interest on assets in the fixed account than would normally be credited when not participating in the program. Each enhanced interest rate is guaranteed for as long as the corresponding program is in effect. We will process transfers until either amounts in the enhanced rate fixed account are exhausted or you instruct us in writing to stop the transfers. For this program only, when a written request to discontinue transfers is received, we will automatically transfer the remaining amount in the enhanced rate fixed account to the GVIT - Gartmore GVIT Money Market Fund: Class I. We are required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to six months from the date of the surrender request.


HOW DO I MAKE TRANSFERS?

We will accept transfer requests in writing, over the telephone or via the internet. See the following table for specific contact information.

------------------------ -----------------------------------------
Form of Request          Contact Information
------------------------ -----------------------------------------

Written request          Nationwide Life Insurance Company
                         P.O. Box 182150
                         Columbus, OH 43218-2150

Telephone request        1-800-547-7548
                         TDD 1-800-238-3035

Internet request         www.bestofamerica.com


Transfer requests may be submitted at any time. Requests received by us after the close of business of a valuation period will be processed the next valuation period.

We will use reasonable procedures to confirm that instructions received are genuine and will not be liable for following instructions we reasonably determine to be genuine. We may withdraw the telephone and/or internet exchange privilege upon 30 days written notice to you.

Market-Timing Firms


We reserve the right to refuse or limit transfer requests (or take any other action deemed necessary) in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices that are employed by some policy owners (or third parties acting on their behalf).

If we determine that a policy owner (or a third party acting on the policy owner's behalf) is engaging in harmful short-term trading, we reserve the right to take action to protect investors, including exercising our right to terminate the ability of specified policy owners to submit transfer requests via telephone, facsimile, or over the internet. If we exercise this right, affected policy owners would be limited to submitting transfer requests via U.S. mail. Any action we take pursuant to this provision will be preceded by a 30 day written notice to the affected policy owner.




CASH VALUE AND SURRENDERS

DOES MY POLICY HAVE ANY VALUE BESIDES DEATH BENEFIT VALUE?

Yes. Your policy has cash value if you have paid all the required premiums to keep the policy in force. Assuming your policy is not in a grace period, you may take partial surrenders of the cash value, total surrenders or take a policy loan.

Cash Value

Cash value is the sum of the value of all variable account accumulation units attributable to your policy plus amounts credited to the fixed account and your policy loan account, if any. We will determine the value of the assets in your variable account at the end of each valuation period. The cash value will be determined at least monthly.

The number of accumulation units credited to each sub-account is determined by dividing the net amount allocated to the sub-account by the accumulation unit value for the sub-account for the valuation period during which the premium is received by us. In the event part or all of the cash value is surrendered, we will deduct an appropriate number of accumulation units from the variable account sub-accounts in the same proportion that your interest in the variable account sub-accounts are allocated, unless otherwise directed by you. Deductions will be taken from the fixed account only to the extent that there are insufficient assets in the sub-accounts.

The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate which we periodically declare. The annual effective rate will never be less than 3%. Upon request, we will inform you of the applicable rates for each account.

On any date during the policy year, the cash value equals:

1) the cash value on the preceding valuation date; plus

2) any new premium applied since the previous valuation date; plus

3) any interest added to assets in the fixed account; plus

4) any interest added to assets in the policy loan account, if applicable; plus or minus

5) any investment results for assets invested in the sub-accounts; minus

6) policy charges; minus

7) partial surrenders, if applicable; minus

8) any surrender charges, if applicable.

There is no guaranteed cash value. The cash value will vary with the investment experience of the variable account and/or the daily crediting of interest in the fixed account and policy loan account depending on your investment allocations.

Cash Surrender Value

It's important to remember that if your policy is terminated during the insured's lifetime, a cash surrender value may be payable to you under the policy, however, the amount of the cash surrender value is not guaranteed by us. Your policy will lapse without value if the cash surrender value falls below what is needed to cover policy charges.


You may surrender your policy for the cash surrender value any time while an insured is living. The cancellation will be effective as of the date we receive the policy accompanied by a signed, written request for cancellation. In some cases, we may require additional documentation of a customary nature.


We are required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to 6 months from the date of the surrender request.

The cash surrender value equals the policy's cash value, next computed after the date we receive a proper written request for surrender AND the policy, minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account.


If, at any time, the policy's cash surrender value falls below zero and the policy continuation provision is not in effect, the grace period will begin. You will be notified that your policy has negative cash surrender value and will be given the opportunity to pay premiums to bring the policy out of the grace period.


WHAT IF I WANT TO TAKE A PARTIAL OR TOTAL SURRENDER? WHAT HAPPENS NEXT?

If you wish to totally or partially surrender your policy, you may be assessed a surrender charge. The following information explains in detail what charges you will incur for surrendering a portion or all of your policy.

Total Surrenders

You may surrender your policy and receive your policy's cash surrender value, which is the policy's cash value, less indebtedness or other deductions. If you elect to surrender the entire policy during the first 14 policy years, we will deduct a surrender charge from your policy's cash value. The charge is deducted proportionally from the cash value in each sub-account and the fixed account.

The maximum initial surrender charge varies by issue age, sex, specified amount and underwriting classification. The maximum initial surrender charge will not exceed 22.5% multiplied by the lesser of:

(a) or (b), where:


(a)    = the SEC Guideline Level Premium; and


(b)    = premiums paid during the first two policy years;

Plus (c) multiplied by (d), where:
(c)    = the specified amount divided by 1,000; and

(d) = the administrative target component as illustrated by Chart 1 as follows, this factor allows the company to account for the probability (at various ages) that death will occur and no CDSC will be recouped.


In certain scenarios, usually involving decreases in your policy value, your policy's surrender charge may equal all of your policy's cash surrender value. In other scenarios, usually involving a large initial premium or significant additions of premium after the second policy year, your policy's surrender charge may be nominal relative to the premiums you have paid.

CHART 1


        Average Issue Age              Administrative Target
                                             Component
---------------------------------- -------------------------------


          21 through 39                         4.00

          40 through 49                         6.00

          50 through 59                         7.00

          60 through 85                         8.00


Surrender charges for years 2-15 are a percentage of the initial surrender charge as shown in the following chart:


-----------------------------------------------------------
POLICY YEAR SURRENDER CHARGE    POLICY        SURRENDER
                                   YEAR        CHARGE
-----------------------------------------------------------

     1      100% of initial         9      30% of initial
            surrender charge               surrender
                                           charge

     2      95% of initial          10     25% of initial
            surrender charge               surrender
                                           charge

     3      85% of initial          11     20% of initial
            surrender charge               surrender
                                           charge

     4      80% of initial          12     15% of initial
            surrender charge               surrender
                                           charge

     5      70% of initial          13     10% of initial
            surrender charge               surrender
                                           charge

     6      60% of initial          14     5% of initial
            surrender charge               surrender
                                           charge

     7      50% of initial          15     0% of initial
            surrender charge               surrender
                                           charge

     8      40% of initial
            surrender charge

The surrender charge schedule will be fixed at the end of the second policy year and will remain the same for the life of the policy, unless the specified amount is increased. The surrender charge schedule itself will not vary due to changes in specified amount or cash value.


Surrender charges reimburse us for certain expenses related to the sale of the policies, including commissions, costs of sales literature, and other promotional activity. The surrender charges may be insufficient to recover certain expenses related to the sale of the policies. Unrecovered expenses are borne by our general assets which may include profits, if any, from Mortality and Expense Risk Charges. Additional premiums and/or income earned on assets in the variable account have no effect on these charges.

If, at any time, your policy's cash surrender value is less than or equal to zero, the grace period will begin, unless the policy is covered by the policy continuation provision. You will be notified that your policy has negative cash surrender value and will be given the opportunity to pay premiums to bring the policy out of the grace period.

Partial Surrenders

After your policy has been in force for one year, you may request a partial surrender. Such requests must be made in writing. Partial surrenders will be deducted proportionately from the assets in each sub-account, unless otherwise directed by you. Amounts will be deducted from the fixed account only to the extent that there are insufficient assets in the variable account.

When you take a partial surrender, we reduce the policy's cash value by the amount of the partial surrender.

Partial surrenders are permitted if they satisfy the following:

   1) the minimum partial surrender is $200;

   2) during the first 10 policy years, the sum of all partial surrenders in a given year may not exceed 10% of your policy's cash surrender value as of the beginning of that policy year;

   3) after your 10th policy year, the maximum partial surrender is limited to the cash surrender value less the greater of $500 or 3 month's policy charges;


   4) a partial surrender may not cause the total specified amount to be reduced below the minimum issue amount as shown on the policy data page;


   5) after the partial surrender, your policy continues to qualify as life insurance; and

   6) the partial withdrawal does not occur during the first 12 months of the policy.


We reserve the right to limit the number of partial surrenders to one in each policy year. Certain partial surrenders may result in currently taxable income and tax penalties.


Currently, we do not assess a fee for processing partial surrenders. However, we reserve the right to assess a Partial Surrender Processing Fee equal to the lesser of $25 or 5% of the amount surrendered for each partial surrender.


WILL PARTIAL SURRENDERS HAVE ANY EFFECT ON MY POLICY'S CASH VALUE?

Yes. When a partial surrender is taken, we will reduce the cash value by the partial surrender amount withdrawn and any surrender fees taken. In addition, we will reduce the Specified Amount by the amount necessary to prevent an increase in the net amount at risk. Any decrease will reduce your insurance in the following order:

   1) against the insurance provided by the most recent increase;

   2) against the most recent increase successively; and

   3) against the insurance under the original application.

WILL I HAVE TO PAY TAXES ON ANY AMOUNTS SURRENDERED?

Federal law requires us to withhold income tax from any portion of surrender proceeds subject to tax. We will withhold income tax unless you advise us, in writing, of your request not to withhold. If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax. You should consult a tax adviser.

If your policy is an employer-sponsored life insurance arrangement, you may be required to report for income tax purposes, one or more of the following:

   1) the value each year of the life insurance protection provided;

   2) an amount equal to any employer-paid premiums; or

   3) some or all of the amount by which the current value exceeds the employer's interest in the policy.

You should consult with the sponsor or the administrator of your plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of your employer-sponsored life insurance arrangement.

POLICY LOANS

MAY I TAKE A LOAN AGAINST MY POLICY?

Yes, provided your policy meets certain criteria. After the first policy year, you may request a policy loan using your policy as security. Any request for a policy loan must be in written form and signed by you. Certain policy loans may result in current taxable income and tax penalties. Policy loans are subject to the following:

-  we will not grant a loan for an amount less than $200.


- the maximum total amount that may be borrowed, including any outstanding loans, as of the date the loan is processed, is:

      a) 90% of the cash value in the sub-accounts; plus

      b) 100% of the cash value in the fixed account; plus


      c) 100% of the cash value in the policy loan account; minus

      d) 100% of the surrender charge.

- if the cash value is less than or equal to $0, no additional loans may be taken.

- if total indebtedness ever equals or exceeds the cash value less surrender charges, your policy will terminate without value, subject to the grace period provisions.

Policy indebtedness will be deducted from the death benefit, cash surrender value upon surrender, or the maturity proceeds.

If you are considering getting a policy loan in connection with your retirement income plan, you should consult your personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the policy from lapsing. The amount of the payments necessary to prevent your policy from lapsing will increase with age.

WILL MY LOAN HAVE ANY EFFECT ON INVESTMENT PERFORMANCE?

Yes. When a loan is made, an amount equal to the amount of the loan is transferred from the variable account to the policy loan account. If the assets relating to your policy are held in more than one sub-account, withdrawals from the sub-accounts will be made in proportion to the assets in each sub-account at the time of the loan, unless otherwise directed by you. Policy loans will be transferred from the fixed account only when sufficient amounts are not available in the sub-accounts.

The amount taken out of the variable account will not be affected by the variable account's investment experience while the loan is outstanding.

WHAT ABOUT INTEREST?

The annual effective loan interest rate charged on policy loans is guaranteed to never be greater than 4.50%.

If it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, we retain the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be an amount which we consider to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the policy loan account will earn interest daily from the date of transfer. The earned interest is transferred from the policy loan account to the variable account or the fixed account on each policy anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each policy year or at the time of loan repayment. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total policy indebtedness exceeds the cash value less any surrender charges, we will send a notice to you and the assignee, if any. Your policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total policy indebtedness to an amount equal to the total cash value less any surrender charge plus an amount sufficient to continue your policy in force for 3 months.

WILL A LOAN HAVE ANY EFFECT ON MY DEATH BENEFIT AMOUNT OR CASH VALUE AMOUNT?

Yes. A policy loan, whether or not repaid, will have a permanent effect on your death benefit and cash value because the investment results of the variable account or the fixed account will apply only to the non-loaned portion of the cash value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the variable account or the fixed account while the loan is outstanding, the effect could be favorable or unfavorable.

WHEN AND HOW DO I MAKE LOAN REPAYMENTS?

All or part of the indebtedness may be repaid at any time while your policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the sub-accounts and the fixed account in proportion to your underlying mutual fund allocation factors in effect at the time of the repayment. Each repayment must be at least $50. We reserve the right to require that any loan repayments resulting from policy loans transferred from the fixed account must be first allocated to the fixed account.

DEATH BENEFIT

DO I HAVE A CHOICE OF DEATH BENEFIT OPTIONS?

Yes. In fact you may choose one of three death benefit options. All the death benefit options listed below qualify as life insurance using the guideline premium/cash value corridor test under Section 7702 of the Internal Revenue Code.

Keep in mind that whatever death benefit option you choose, the death benefit will never be less than the specified amount, less partial withdrawals and/or policy indebtedness. The death benefit may vary with the cash value of the policy, which depends on investment performance.

The death benefit options you may choose are as follows:


Option 1. If you elect Option 1 and the last surviving insured dies, the amount of the death benefit will be equal the greater of:


   1) the specified amount on the date death proceeds become payable; or

   2) the applicable percentage of cash value, as indicated in the chart below, as of the date death proceeds become payable.


Option 2. If you elect Option 2 and the last surviving insured dies, the amount of the death benefit will be equal to the greater of:


   1) the specified amount plus the cash value on the date death proceeds become payable; or

   2) the applicable percentage of the cash value, as indicated on the chart below, as of the date the death proceeds become payable.


Option 3. If you elect Option 3 and the last surviving insured dies, the amount of the death benefit will be equal to the greater of:


   1) the specified amount plus the accumulated premium amount on the date death proceeds become payable; or

   2) the applicable percentage of cash value, as indicated on the chart below, as of the date the death proceeds become payable.

    The accumulated premium amount is all premium payments accumulated to the date of death less any partial surrenders accumulated to the date of death. The accumulations will be calculated based on the interest rate declared at the time the policy is issued. In no event will the accumulated premium amount be less than zero ($0) or greater than the maximum increase as shown on the policy data page.

The cost of insurance you will pay varies based on the Death Benefit Option you select. For example, with Option 1 you will incur a lower cost of insurance than if you elect Option 2 which provides a death benefit of the specified amount plus any cash value you have accrued in the policy. Similarly, Option 3 provides for a death benefit that may exceed the specified amount by the amount of premium you have paid. Therefore, with Option 1 you will incur a lower cost of insurance than if you elect Option 3. The cost of insurance for Option 2 may be higher or lower than the cost of insurance for Option 3 depending on whether or not your policy's cash value exceeds the amount of premium you have paid plus any interest credited on that premium.


Not all death benefits are available in all states.


Percentage of Cash Value

Section 7702 of the Internal Revenue Code under the Guideline Premium/Cash Value Corridor Test, requires that the death benefit be greater than or equal to the cash value multiplied by the applicable percentages shown on the following table:


--------------------------------------------------------
  ATTAINED     APPLICABLE      ATTAINED    APPLICABLE
 AGE OF THE    PERCENTAGE       AGE OF     PERCENTAGE
   YOUNGER                       THE
   INSURED                     YOUNGER
                               INSURED
--------------------------------------------------------

    21-40         250%            70          115%

     41           243%            71          113%

     42           236%            72          111%

     43           229%            73          109%

     44           222%            74          107%

     45           215%            75          105%

     46           209%            76          105%

     47           203%            77          105%

     48           197%            78          105%

     49           191%            79          105%

     50           185%            80          105%

     51           178%            81          105%

     52           171%            82          105%

     53           164%            83          105%

     54           157%            84          105%

     55           150%            85          105%

     56           146%            86          105%

     57           142%            87          105%

     58           138%            88          105%

     59           134%            89          105%

     60           130%            90          105%

     61           128%            91          104%

     62           126%            92          103%

     63           124%            93          102%

     64           122%            94          101%

     65           120%            95          100%

     66           119%            96          100%

     67           118%            97          100%

     68           117%            98          100%

     69           116%            99          100%

                                 100          100%


MAY I EVER CHANGE THE SPECIFIED AMOUNT AFTER MY POLICY IS ISSUED?

Yes. You may request certain changes in the insurance coverage under your policy. Requests must be in writing and received by us at our home office. No change in specified amount will take effect unless the cash surrender value, after the change, is sufficient to keep your policy in force for at least 3 months.

Specified Amount Increases

After the first policy year, you may request an increase to the specified amount. Any increase will be subject to the following conditions:

   1) the request must be applied for in writing;

   2) satisfactory evidence of insurability must be provided;


   3) the increase must be for a minimum of $10,000; and

   4) the cash surrender value is sufficient to keep the policy in force for at least 3 months.


Any approved increase will have an effective date of the monthly anniversary day or on the next day we approve the supplemental application. We reserve the right to limit the number of specified amount increases to one each policy year.

Specified Amount Decreases

After the first policy year, you may request a decrease to the specified amount. Any approved decrease will be effective on the monthly anniversary day or on the next day we receive the request. Any such decrease will reduce the insurance in the following order:

   1) against insurance provided by the most recent increase;

   2) against the next most recent increases successively; and

   3) against insurance provided under the original application.

We reserve the right to limit the number of specified amount decreases to one each policy year. We will refuse a request for a decrease which would:

   1) reduce the specified amount below the minimum issue amount as is shown on the policy data page or on the initial application;


   2) disqualify the policy as a contract for life insurance; or


   3) result in both:

      (a) a negative guideline single premium; and

      (b) an aggregate guideline level premium that would be negative at any time prior to the maturity of the policy.


The "guideline single premium" and "guideline level premium" are defined in
Section 7702 of the Internal Revenue Code. The guideline single premium is calculated at the time your policy is issued and equals the premium necessary to fund the future benefits under the policy, based on the assumption of a level 6% rate of return, current expenses, and reasonable mortality charges. The guideline level premium equals the level annual amount to be paid over a period that ends when the younger insured becomes 100 years old, based on the same assumptions, except with a level 4% rate of return. Please note that these premium levels do NOT guarantee that your policy will stay in force. Rather, these premium levels are used to ensure your policy meets the Internal Revenue Code's definition of life insurance.


Also, if you take a partial surrender, your cash value may not be enough to avoid causing your policy to lapse (see Policy Lapse and Reinstatement below). To avoid lapsing your policy, you may reduce your policy's specified amount to a level where the cash value is sufficient to keep the policy in force. Keep in mind, however, the reduction in the specified amount must meet the requirements of this Specified Amount Decreases section.

MAY I CHANGE MY DEATH BENEFIT OPTION AFTER MY POLICY IS ISSUED?

Yes. After the first policy year, you may elect to change the death benefit option under your policy. Only one change of death benefit option is permitted per policy year. The effective date of a change will be the monthly anniversary day following the date the change is approved by us.

If the change is from Option 1 to Option 2:

The specified amount will be decreased by the amount of the cash value.

If the change is from Option 2 to Option 1:

The specified amount will be increased by the amount of the cash value.

If the change is from Option 3 to Option 1:

The specified amount will be increased by the amount of the accumulated premium account.

If the change is from Option 3 to Option 2:

The specified amount will be adjusted by the amount of the difference between cash value and the accumulated premium account. If the cash value is greater than the accumulated premium account, this will result in a decrease to the specified amount. If the cash value is less than the accumulated premium account, the option change will result in an increase in specified amount. WE WILL NOT ALLOW DEATH BENEFIT OPTION CHANGES FROM OPTION 1 TO OPTION 3 OR OPTION 2 TO OPTION 3.

In order for any change in the death benefit option to become effective, the cash surrender value, after the change, must be sufficient to keep the policy in force for at least 3 months.

We will adjust the specified amount so that the net amount at risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code.


WHAT HAPPENS ONCE THE LAST SURVIVING INSURED DIES?

If the last surviving insured dies while your policy is in force and prior to the maturity date, death proceeds will be payable to the beneficiary(ies). The amount of the death proceeds is equal to:


      1) the death benefit provided by the policy; plus

      2) any insurance that may be provided by riders to the policy; minus

      3) any indebtedness; minus 4) any due and unpaid monthly deductions accruing during a grace period.


We will pay the death proceeds to the beneficiary after receipt of proof of death of the last surviving insured, at the home office in a satisfactory format. Death proceeds may be adjusted under certain conditions (see "Error in Age or Sex" and "Suicide").


Incontestability


We will not contest payment of the death proceeds based on the initial specified amount after the policy has been in force during both insureds' lifetimes for 2 years from the policy date. We will not contest payment of the death proceeds based on an increase in specified amount requiring evidence of insurability after the increase has been in force during both insureds' lifetimes for 2 years from its effective date.


Error in Age or Sex


If the age or sex of either the insureds has been misstated, the death benefit and cash value will be adjusted. The cash value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the policy date.


Suicide


If either insured dies by suicide, while sane or insane, within 2 years from the policy date, we will pay no more than the sum of the premiums paid, less any indebtedness and less any partial surrenders. If either insured dies by suicide, while sane or insane, within 2 years from the date we accept an application for an increase in the specified amount, we will pay no more than the death benefit associated with the initial specified amount, plus the Cost of Insurance Charges associated with the increase in specified amount.


HOW IS THE DEATH BENEFIT DISTRIBUTED?

Death benefit proceeds may be paid in lump sum or in any form of distribution listed in this provision. If the beneficiary of the death benefit does not specify the method of payment, we will pay it in a lump sum. Proceeds from any optional form of distribution will be paid from our general account and therefore will not be affected by the investment experience of any sub-account.

One or a combination of settlement options may be chosen if the total amount placed under the option is at least $2,000 and each payment is at least $20.

A settlement option election may be changed at any time by proper written request to our home office. Once recorded, the request will be effective on the date it was requested. We may require proof of the age and sex of any person to be paid under a settlement option. While the policy is in force, you may choose or change settlement options at any time. If no settlement option has been chosen prior to the date the death proceeds become payable, the beneficiary may choose one. A change in beneficiary automatically revokes any settlement option in effect.

When death proceeds become payable under any option, a settlement contract is issued in exchange for this policy. The new contract's effective date is the date death proceeds become payable or the date on which the policy is surrendered.

Settlement option payments may not be assigned. To the extent permitted by law, settlement option payments are not subject to the claims of creditors or to legal process.

For any settlement options, payments may be made annually, semi-annually, quarterly or monthly. Under Options 1, 2 and 4 below, withdrawal of any outstanding balance may be made by written request to us. No amount left with us under Options 3, 5 or 6 may be withdrawn.

Options 1, 2, 4 and the guaranteed period of Option 3, provide for payment of interest at a guaranteed minimum interest rate of 2.5% per year, compounded annually. Any interest to be paid in excess of this rate will be determined once a year.

OPTION 1. INTEREST INCOME. In this Option, proceeds remain with us to earn interest. This interest may be left to accumulate or to be paid periodically.

OPTION 2. INCOME FOR A FIXED PERIOD. In this Option, proceeds remaining with us will be paid over a specified number of years, not to exceed 30 years. Each payment consists of a portion of the death benefit proceeds plus a portion of the interest credited on the outstanding balance.

OPTION 3. LIFE INCOME WITH PAYMENTS GUARANTEED. In this Option, payments are made for a guaranteed period of 10, 15 or 20 years, and thereafter for the remainder of a payee's lifetime. The amount payable monthly for each $1,000 left with us will be determined according to the payee's sex and age on the effective date of the Option.

OPTION 4. FIXED INCOME FOR VARYING PERIODS. In this Option, death benefit proceeds may be left on deposit with us at interest with payments of a fixed amount being paid at specified intervals until the principal and interest have been exhausted. The last payment will be for the balance only. The total amount payable each year may not be less than 5% of the original proceeds (i.e., not less than $50 per annum of each $1,000 of original proceeds).

OPTION 5. JOINT AND SURVIVOR LIFE INCOME. In this Option, equal payments will be made for the longer of the lives of two named payees.

OPTION 6. ALTERNATE LIFE INCOME. In this Option, we will use the proceeds to purchase an annuity. The amount payable will be 102% of our current individual immediate annuity purchase rate on the effective date of the settlement contract. We reserve the right to change the current annuity rates at any time. However, once this Option has been selected and the settlement contract is issued, any revision in rates will not affect payment to a payee or payees. Upon request, we will quote the amount currently payable under this settlement option.

EARLIER YOU MENTIONED A MATURITY DATE. WHAT IS THE MATURITY DATE?


The maturity date is the policy anniversary on or next following the younger insured's 100th birthday. If your policy is still in force, maturity proceeds may be payable to you on the maturity date. If paid, maturity proceeds are equal to the amount of the policy's cash value, less any indebtedness.


WHAT IF I DON'T WANT TO GET PAID THE POLICY'S CASH VALUE ON THE MATURITY DATE? MAY I EXTEND THE MATURITY DATE?


Yes. If the last surviving insured is alive on the original maturity date of the policy, you may extend the maturity date. Unless you elect otherwise, the maturity date will automatically be extended until the date the last surviving insured dies, subject to the following:


   1) no premium payments will be allowed after the original maturity date;

   2) increases to the specified amount will not be permitted after the original maturity date;

   3) death benefit option changes will not be permitted after the original maturity date;

   4) on the original maturity date, 100% of the cash value in the sub-accounts will be transferred to the fixed account;

   5) after the original maturity date, transfers from the fixed account to the sub-accounts will not be permitted;

   6) no further monthly deductions will be taken after the original maturity date (the cost of insurance charges will be $0);


   7) the specified amount for the maturity date extension will be equal to the specified amount on the younger insured's 85th birthday, less (a) and (b) where:

         (a) is any decrease to the specified amount on or after the younger insured's attained age 85; and

         (b) is an adjustment for partial withdrawals taken after the younger insured's attained age 85.


The amount of the adjustment varies based on the death benefit option and the insured's attained age defined as follows:



                          ----------------------------------------
                              YOUNGER INSURED'S ATTAINED AGE
                          ----------------------------------------
                               86-90            91 and Older

 Death Benefit Option 1   Amount by which   Amount proportionate
                          the base policy    to the ratio of the
                             specified        withdrawal to the
                             amount is       policy value prior
                           reduced due to     to the withdrawal
                           the withdrawal

 Death Benefit Option 2          $0                  $0
          or 3


ASSIGNMENT

MAY I EVER ASSIGN MY POLICY?


Yes. While either insured is living, you may assign your rights in the policy. The assignment must be in writing in a form acceptable to us, signed by you and received at our home office. Assignments will not affect any payments made or actions taken by us prior to our receipt of the assignment request. We are not responsible for any assignment not submitted, nor are we responsible for the sufficiency or validity of any assignment. Assignments are subject to any indebtedness owed to us before being recorded. The interest of any beneficiary will be subject to the rights of any assignee of record on file at our home office.


POLICY LAPSE AND REINSTATEMENT

CAN MY POLICY EVER LAPSE AND WHAT HAPPENS IF IT DOES?

It is possible that your policy could lapse if your cash surrender value is insufficient to cover all policy charges. If the cash surrender value on a monthly anniversary day is not sufficient to cover that month's policy charges, and premium payments required under the "Guaranteed Policy Continuation" provision have not been met, a grace period will be allowed for the payment of a premium. Such premium must equal or exceed the lesser of 3 times the monthly charges and the premium required to bring the guaranteed policy continuation provision into effect.

We will send you a notice at the start of the grace period, at the address on the application or another address specified by you, stating the amount of premium required. The grace period will end 61 days after the date the notice is mailed. We will send an additional reminder notice at least 31 days prior to the end of the grace period. If sufficient premium is not received by us by the end of the grace period, your policy will lapse without value. If death proceeds become payable during the grace period, we will pay the death proceeds.

Guaranteed Policy Continuation Period

We will not lapse the policy, if on each monthly anniversary day (1) is greater than (2), where:

   1) is the sum of all premiums paid to date, minus any indebtedness and minus any partial surrenders; and

   2) is the sum of the monthly death benefit guarantee premiums due since the policy date including any premium for the current monthly anniversary day.

If (1) is not greater than or equal to (2), then the guaranteed policy continuation provision is not in effect and the policy will go into the grace period. The monthly death benefit guarantee premiums and the death benefit guarantee period are shown on the policy data page. The monthly death benefit guarantee premiums may vary by policy duration and may be affected by changes to the policy.

This policy has two levels of guaranteed policy continuation guarantees, the Initial Death Benefit Guarantee and the Limited Death Benefit Guarantee. Each level of guarantee has its own minimum premium requirement. Each level of premium and the period in which it applies is shown on the policy data page. The Limited Death Benefit Guarantee will be permanently lost when premium payments fall below those required to maintain this benefit unless sufficient premiums are paid within a 61-day grace period.

Reinstatement

If the grace period ends and you have neither paid the required premium nor surrendered your policy for its cash surrender value, you may reinstate the policy by:

   1) submitting a written request at any time within 3 years after the end of the grace period and prior to the maturity date;

   2) providing evidence of insurability satisfactory to us;

   3) paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

   4) paying sufficient premium to keep your policy in force for 3 months from the date of reinstatement; and

   5) paying or reinstating any indebtedness against the policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the monthly anniversary day or on the next date the application for reinstatement is approved by us. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments, will be set equal to the lesser of:

   1) the cash value at the end of the grace period; or

   2) the surrender charge for the policy year in which your policy is reinstated.

Unless otherwise specified, all amounts will be invested according to the investment instructions in effect at the start of the grace period.

PERIODIC INFORMATION

WILL I EVER RECEIVE PERIODIC INFORMATION FROM YOU ABOUT MY POLICY?

Yes. We will mail to you at the last known address of record:

   - an annual statement containing: the amount of the current death benefit, cash value, cash surrender value, premiums paid, monthly charges deducted, amounts invested in the fixed account and the sub-accounts, as well as policy indebtedness;

   - annual and semi-annual reports containing all applicable information and financial statements or their equivalent, which must be sent to the underlying mutual fund beneficial shareholders as required by the rules under the Investment Company Act of 1940 for the variable account; and

   - statements of significant transactions, such as changes in specified amount, changes in death benefit options, changes in future premium allocations, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

POLICY OWNER AND BENEFICIARY


TELL ME MORE ABOUT MY RIGHTS AS POLICY OWNER AS WELL AS THE RIGHTS OF THE BENEFICIARY. DO THE INSUREDS HAVE ANY RIGHTS UNDER THE POLICY IF I AM NOT ONE OF THE INSUREDS?

An insured does not have any rights in the policy, unless an insured is also the policy owner (you). You have all rights under the policy until the last surviving insured dies.


Policy Owner


While either insured is living, all rights in this policy are vested in the policy owner (you) named on the application or as subsequently changed, subject to assignment, if any.

You may name a contingent policy owner or a new policy owner while either insured is living. Any change must be in a written form satisfactory to us and received at our home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by us before request was received. We may require that your policy be submitted for endorsement before making a change.

If you are someone other than one of the insureds, you name no contingent policy owner, and you die before the last surviving insured, your rights in this policy belong to your estate.


Beneficiary

The beneficiary(ies) and/or contingent beneficiary will be as named on the application or as subsequently changed, subject to assignment, if any.


You may name a new beneficiary and/or contingent beneficiary while either insured is living. Any change must be in a written form satisfactory to us and received at our home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by us before it was received. We may require that your policy be submitted for endorsement before making a change.

If any beneficiary predeceases an insured, that beneficiary's interest passes to any surviving beneficiary(ies), or contingent beneficiaries unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named beneficiary survives both insureds, the death proceeds will be paid to you or your estate.


TAX INFORMATION

TELL ME MORE ABOUT HOW MY LIFE INSURANCE POLICY IS TAXED. WHAT SHOULD I LOOK OUT FOR?

First, we should state that we are not providing tax advice. For any tax advice, you should contact your personal tax adviser.

Policy Proceeds

Section 7702 of the Internal Revenue Code provides that if certain tests are met, a policy will be treated as a life insurance policy for federal tax purposes. As we stated earlier, we will monitor compliance with these tests. This policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under this policy are generally excludable from gross income of the beneficiary under
Section 101 of the Internal Revenue Code. However, if the policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary's gross income.

Section 7702A of the Internal Revenue Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums.

As a general rule, distributions from a life insurance policy (other than a modified endowment contract) during the life of the insured are treated as the non-taxable return of premium, to the extent of premiums previously paid. For this purpose, dividends that are used to purchase paid-up additions or to reduce premiums are not treated as distributions. Aggregate amounts distributed in excess of aggregate premiums paid are generally treated as taxable ordinary income. A loan from a life insurance policy that is not a modified endowment contract generally is not treated as a taxable distribution. However, if the total loan is not repaid and is forgiven (such as if the life insurance policy lapses or is surrendered), then the amount of the outstanding loan balance is treated as a distribution to you and may be treated as ordinary income in whole or in part.

The Internal Revenue Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals). Under these special rules, such transactions are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless you are over age 59 1/2 or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Internal Revenue Code.

Under certain circumstances, certain distributions made under a policy on the life of a "terminally ill individual," as that term is defined in the Internal Revenue Code, are treated as death proceeds and are subject to the death benefit rules of Section 101 of the Internal Revenue Code, described above.


The policies offered by this prospectus may or may not be issued as modified endowment contracts. If the policy is not issued as a modified endowment contract, we will monitor the premium payment and will notify you when your policy is in jeopardy of becoming a modified endowment contract. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to you pursuant to Section 7702(f)(7) of the Internal Revenue Code. You should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment, or may become subject to a new 7 year testing period, as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Internal Revenue Code.


In addition to the tests required under Section 7702, Section 817(h) of the Internal Revenue Code requires that the investments of separate accounts such as the variable account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and you or we pay an amount to the IRS. The amount will be based on the tax that would have been paid by you if the income, for the period the policy was not diversified, had been received by you.

If the failure to diversify is not corrected in this manner, you will be deemed to be the owner of the underlying securities and taxed on the earnings of your account.

Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Internal Revenue Code, we will take whatever steps are available to remain in compliance.

We will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the policy by lapse or the maturity of the policy on its maturity date may have adverse tax consequences. If the amount received by you plus total policy indebtedness exceeds the premiums paid into the policy, then the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

Withholding

Distributions of income from a life insurance policy (including a modified endowment contract) are subject to federal income tax withholding. The recipient may elect not to have the withholding taken from the distribution. In some instances, however, a distribution may be subject to mandatory back-up withholding (the recipients cannot waive this withholding). The mandatory back-up withholding rate is 30.5% of the income that is distributed. Mandatory back-up withholding will occur if no taxpayer identification number is provided to us, or if the IRS notifies us that back-up withholding is required.

Federal Estate and Generation-Skipping Transfer Taxes


State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.


The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2002, an estate of less than $1,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.


When the last surviving insured dies, the death benefit will generally be included in that insured's federal gross estate if:


   1) the proceeds were payable to or for the benefit of the insured's estate;
      or

   2) the insured held any "incident of ownership" in the policy at death or at any time within 3 years of death. An incident of ownership is, in general, any right that may be exercised by the insured, such as the right to borrow on the policy, or the right to name a new beneficiary.


If you (whether or not you are an insured) transfer ownership of your policy to another person, such transfer may be subject to a federal gift tax. In addition, if you transfer the policy to someone two or more generations younger than you, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, you should consult with counsel and other competent advisors regarding these taxes.

Non-Resident Aliens

Pre-death distributions from modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. We are required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to us sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual taxpayer identification number from the IRS, and furnish that number to us prior to the distribution. If we do not have the proper proof of citizenship or residency and a proper individual taxpayer identification number prior to any distribution, we will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to us that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes. Any such distributions may be subject to back-up withholding at the statutory rate if no taxpayer identification number, or an incorrect taxpayer identification number, is provided.




Taxation of Nationwide

We are taxed as a life insurance company under the Internal Revenue Code. Since the variable account is not a separate entity from us and its operations form a part of us, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the variable account are reinvested and taken into account in determining the value of accumulation units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

We do not initially expect to incur any federal income tax liability that would be chargeable to the variable account. Based upon these expectations, no charge is currently being made against the variable account for federal income taxes. If, however, we determine that on a separate company basis such taxes may be incurred, we reserve the right to assess a charge for such taxes against the variable account.

We may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

Tax Changes

The Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.


If you, an insured, or the beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice. You should consult your independent legal, tax and/or financial adviser.

MORE INFORMATION ABOUT NATIONWIDE

TELL ME A LITTLE MORE ABOUT NATIONWIDE AND THE VARIABLE ACCOUNT.

We are a stock life insurance company organized under the laws of the State of Ohio in March 1929 with our home office at One Nationwide Plaza, Columbus, Ohio 43215. We are a provider of life insurance, annuities and retirement products. We are admitted to do business in all states, the District of Columbia and Puerto Rico.

Custodian of Assets

We serve as the custodian of the assets of the variable account.

Other Contracts Issued by Nationwide

We offer variable contracts and policies with benefits that vary in accordance with the investment experience of various separate accounts of Nationwide.

The Variable Account and Underlying Mutual Funds

Nationwide VLI Separate Account-4 is a separate account that invests in the underlying mutual funds listed in Appendix A. We established the separate account on December 3, 1987 pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of us or the variable account.

Income, gains and losses credited to, or charged against the variable account reflect the variable account's own investment experience and not the investment experience of our other assets. The variable account's assets are held separately from our assets and in general are not chargeable with liabilities incurred in any of our other businesses. We are obligated to pay all amounts promised to you under the policy.

The variable account is divided into sub-accounts. You elect to have premiums allocated among the sub-accounts and the fixed account at the time of application.

We use the assets of each sub-account to buy shares of the underlying mutual funds based on your instructions. A policy's investment performance depends upon the performance of the underlying mutual funds chosen by you.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and objectives. However the underlying mutual funds are NOT directly related to any publicly traded mutual fund. YOU SHOULD NOT COMPARE THE PERFORMANCE OF A PUBLICLY TRADED FUND WITH THE PERFORMANCE OF UNDERLYING MUTUAL FUNDS PARTICIPATING IN THE VARIABLE ACCOUNT. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Changes of Investment Policy

We may materially change the investment policy of the variable account. We must inform you and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the overall interests of the policy owners or if it renders our operations hazardous to the public. If you object, the policy may be converted to a substantially comparable general account life insurance policy offered by us. You have the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of the change to make the conversion. We will not require evidence of insurability for this conversion.


Upon electing such a policy conversion, we will transfer the cash value of the policy (as of the conversion date) to the fixed account, which will provide for an amount of insurance not exceeding the policy's original death benefit. After the conversion, the policy will not be affected by the investment experience of any separate account.


Voting Rights

If you have allocated assets to the underlying mutual funds, you are entitled to certain voting rights. We will vote your shares at special shareholder meetings based on your instructions. However, if the law changes allowing us to vote in its own right, we may elect to do so.

If you have voting interests in an underlying mutual fund, you will be notified of issues requiring the shareholder's vote as soon as possible prior to the shareholder meeting. Notification will contain proxy materials and a form to return to us with your voting instructions. We will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which you may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. We will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through our other separate accounts. We do not anticipate any disadvantage to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, we will take whatever steps are necessary to protect you and payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

We may substitute, eliminate and/or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occur:

   1) shares of a current underlying mutual fund option are no longer available for investment; or

   2) further investment in an underlying mutual fund option is inappropriate.

No substitution, elimination, and/or combination of shares may take place without the prior approval of the SEC.

OTHER GENERAL INFORMATION
LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. Thus the policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

STATE REGULATION

We are subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operations for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, We are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

ADVERTISING

We are ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the variable account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

We are a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on us.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

On October 29, 1998, we were named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by us and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, we and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by us and other named defendants. We intend to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on us in the future.

The general distributor, Nationwide Investment Services Corporation, is not engaged in any litigation of any material nature.

EXPERTS

The financial statements of Nationwide Life Insurance Company and Nationwide VLI Separate Account- 4 have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

REGISTRATION STATEMENT

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the policies discussed in this prospectus. However, the prospectus does not contain all the information included in the registration statement. The registration statement may also contain amendments and exhibits that are not included in the prospectus. The prospectus is meant to be a summary and explanation of the policy, which is the legal binding instrument for the policies. Please refer to your policy for additional information.

WHO IS THE GENERAL DISTRIBUTOR (PRINCIPAL UNDERWRITER) FOR THIS POLICY?

The general distributor (principal underwriter) for this policy is Nationwide Investment Services Corporation ("NISC" or "Nationwide Investment Scvs. Corporation for policies issued in the State of Michigan), Two Nationwide Plaza, Columbus, Ohio 43215. NISC is our wholly owned subsidiary. NISC was organized as an Oklahoma corporation on March 19, 1974.

HOW ARE THE POLICIES SOLD (DISTRIBUTED)?

The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The policies will be distributed by the general distributor, NISC pursuant to an agreement with us dated May 1, 2000. NISC is a wholly owned subsidiary of Nationwide and a member of the NASD.

NISC acts as general distributor for the following separate accounts, all of which are separate investment accounts of Nationwide or its affiliates:


  -   Nationwide VLI Separate Account-2;
  -   Nationwide VLI Separate Account-3;
  -   Nationwide VLI Separate Account-4;
  -   Nationwide VLI Separate Account-5;
  -   Nationwide Multi-Flex Variable Account;
  -   Nationwide Variable Account;
  -   Nationwide Variable Account-II;
  -   Nationwide Variable Account-4;
  -   Nationwide Variable Account-5;
  -   Nationwide Variable Account-6;
  -   Nationwide Variable Account-7;
  -   Nationwide Variable Account-8;
  -   Nationwide Variable Account-9;
  -   Nationwide Variable Account-10;
  -   Nationwide VA Separate Account-A;
  -   Nationwide VA Separate Account-B;
  -   Nationwide VA Separate Account-C;
  -   Nationwide VL Separate Account-A;
  -   Nationwide VL Separate Account-B;
  -   Nationwide VL Separate Account-C; and
  -   Nationwide VL Separate Account-D.


Gross first year commissions paid by us on the sale of these policies plus fees for marketing services are not more than 90% of the premiums paid up to commission target premium, 3% of premium in excess of commission target premium. Commission target premium is equal to the IRS guideline level premium.

No underwriting commissions have been paid by us to NISC.

NATIONWIDE INVESTMENT SERVICES CORPORATION DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------------------------------------------
                                                                                         POSITIONS AND OFFICES
NAME AND BUSINESS ADDRESS                                                                  WITH UNDERWRITER
-------------------------------------------------------------------------------------------------------------------


W.G. Jurgensen                                                                        Chief Executive Officer and
One Nationwide Plaza                                                                            Director
Columbus, OH 43215


Joseph J. Gasper                                                                    Chairman of the Board and Director
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                                                       Vice Chairman and Director
One Nationwide Plaza
Columbus, OH 43215

Duane C. Meek                                                                                   President
One Nationwide Plaza
Columbus, OH 43215

Philip C. Gath                                                                                   Director
One Nationwide Plaza
Columbus, OH 43215

Susan A. Wolken                                                                                  Director
One Nationwide Plaza
Columbus, OH 43215

Robert A. Oakley                                                              Executive Vice President - Chief Financial Officer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                                                        Executive Vice President - Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

Mark R. Thresher                                                                        Senior Vice President and Treasurer
One Nationwide Plaza
Columbus, OH 43215

Barbara J. Shane                                                                        Vice President - Compliance Officer
Two Nationwide Plaza
Columbus, OH 43215

Alan A. Todryk                                                                                 Vice President - Taxation
One Nationwide Plaza
Columbus, OH 43215

John F. Delaloye                                                                                   Assistant Secretary
One Nationwide Plaza
Columbus, OH 43215

Glenn W. Soden                                                                            Associate Vice President and Secretary
One Nationwide Plaza Columbus, OH 43215

E. Gary Berndt                                                                                     Assistant Treasurer
One Nationwide Plaza
Columbus, OH 43215


Carol L. Dove                                                                                   Associate Vice President -
One Nationwide Plaza                                                                     Treasury Services and Assistant Treasurer
Columbus, OH 43215


Terry C. Smetzer                                                                                    Assistant Treasurer
One Nationwide Plaza
Columbus, OH 43215

ADDITIONAL INFORMATION ABOUT NATIONWIDE

The life insurance business, including annuities, is the only business in which we are engaged.

We market our policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

We serve as depositor for the following separate investment accounts, each of which is a registered investment company:


-        Nationwide Variable Account;
-        Nationwide Variable Account-II;
-        Nationwide Variable Account-3;
-        Nationwide Variable Account-4;
-        Nationwide Variable Account-5;
-        Nationwide Variable Account-6;
-        Nationwide Variable Account - 7;
-        Nationwide Variable Account-8;
-        Nationwide Variable Account-9;
-        Nationwide Variable Account-10;
-        MFS Variable Account;
-        Nationwide Multi-Flex Variable Account;
-        Nationwide VLI Separate Account;
-        Nationwide VLI Separate Account-2;
-        Nationwide VLI Separate Account-3;
-        Nationwide VLI Separate Account-4; and
-        Nationwide VLI Separate Account-5.


We, like other insurance companies, are subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.
We operate in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, we share employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

We do not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. We share our home office, other facilities and equipment with Nationwide Mutual Insurance Company.

COMPANY MANAGEMENT

Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide group of companies. The companies listed above have substantially common boards of directors and officers.

Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide. NFS serves as a holding company for other financial institutions. Nationwide is the sole owner of Nationwide Life and Annuity Insurance Company.

Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide group of companies. Messrs. Gasper and Woodward are also trustees of one or more of the registered investment companies distributed by NISC, a registered broker-dealer affiliated with the Nationwide group of companies.

DIRECTORS OF NATIONWIDE
---------------------------------------- ------------------------ -----------------------------------------------------------------
  DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES
      PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR       PRINCIPAL OCCUPATION
---------------------------------------- ------------------------ -----------------------------------------------------------------
Lewis J. Alphin                                 Director          Farm Owner and Operator, Bell Farms (1)
519 Bethel Church Road
Mount Olive, NC 28365-6107

A. I. Bell                                      Director          Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701

Yvonne M. Curl                                  Director          Vice President, Chief Marketing Officer for Avaya Inc.(2)
Avaya Inc.
Room 3C322
211 Mt. Airy Road
Basing Ridge, NJ 07920

Kenneth D. Davis                                Director          Farm Owner and Operator (1)
7229 Woodmansee Road
Leesburg, OH 45135

Keith W. Eckel                                  Director          Partner, Fred W. Eckel Sons; President, Eckel Farms, Inc.(1)
1647 Falls Road
Clarks Summit, PA 18411

Willard J. Engel                                Director          Retired General Manager, Lyon County Co-operative Oil Company(1)
301 East Marshall Street
Marshall, MN 56258

Fred C. Finney                                  Director          Owner and Operator, Moreland Fruit Farm; Operator, Melrose
1558 West Moreland Road                                           Orchard(1)
Wooster, OH 44691

Joseph J. Gasper                           President and Chief    President and Chief Operating Officer, Nationwide Life Insurance
One Nationwide Plaza                      Operating Officer and   Company and Nationwide Life and Annuity Insurance Company(1)
Columbus, OH 43215                              Director

W.G. Jurgensen                               Chief Executive      Chairman and Chief Executive Officer(3)
One Nationwide Plaza                      Officer and Director
Columbus, OH 43215

David O. Miller                           Chairman of the Board   President, Owen Potato Farm, Inc.; Partner, M&M Enterprises(1)
115 Sprague Drive                             and Director
Hebron, OH 43025

Ralph M. Paige                                  Director          Executive Director Federation of Southern Cooperatives/Land
Federation of Southern                                            Assistance Fund(1)
Cooperatives/Land Assistance Fund
2769 Church Street
East Point, GA 30344

James F. Patterson                              Director          Vice President, Pattersons, Inc.; President, Patterson Farms,
8765 Mulberry Road                                                Inc.(1)
Chesterland, OH 44026

Arden L. Shisler                                Director          President and Chief Executive Officer, K&B Transport, Inc.(1)
1356 North Wenger Road
Dalton, OH 44618

Robert L. Stewart                               Director          Owner and Operator Sunnydale Farms and Mining(1)
88740 Fairview Road
Jewett, OH 43986


   (1) Principal occupation for last 5 years.
   (2) Prior to assuming this current position, Ms. Curl held other executive management positions with the Xerox Corporation.
   (3) Prior to assuming this current position, Mr. Jurgensen was Executive Vice President of Bank One Corporation. Prior to that, Mr. Jurgensen was Executive Vice President of First Chicago NBD.

Each of the directors is a director of the other major insurance affiliates of the Nationwide group of companies except Mr. Gasper who is a director only of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. Mr. Gasper is a director of NISC, a registered broker-dealer.

Messrs. Miller, Patterson, and Shisler are directors of Nationwide Financial Services, Inc. Messrs. Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies.

EXECUTIVE OFFICERS OF NATIONWIDE
----------------------------------------------------------------------------------------------------------------------------------
OFFICERS OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS                  OFFICES OF THE DEPOSITOR
----------------------------------------------------------------------------------------------------------------------------------
Richard D. Headley                                   Executive Vice President
One Nationwide Plaza
Columbus, OH 43215

Michael S. Helfer                                    Executive Vice President - Corporate Strategy
One Nationwide Plaza
Columbus, OH 43215

Donna A. James                                       Executive Vice President - Chief Administrative Officer
One Nationwide Plaza
Columbus, OH 43215

Robert A. Oakley                                     Executive Vice President - Chief Financial Officer and Treasurer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                              Executive Vice President - Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

John R. Cook, Jr.                                    Senior Vice President - Chief Communications Officer
One Nationwide Plaza
Columbus, OH 43215

Thomas L. Crumrine                                   Senior Vice President
One Nationwide Plaza
Columbus, OH 43215

David A. Diamond                                     Senior Vice President - Corporate Strategy
One Nationwide Plaza
Columbus, OH 43215

Philip C. Gath                                       Senior Vice President - Chief Actuary - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215

Patricia R. Hatler                                   Senior Vice President, General Counsel and Secretary
One Nationwide Plaza
Columbus, OH 43215

David K. Hollingsworth                               Senior Vice President - Business Development and Sponsor Relations
One Nationwide Plaza
Columbus, OH 43215

David R. Jahn                                        Senior Vice President - Product Management
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                     Senior Vice President - Sales - Financial Services
One Nationwide Plaza
Columbus, OH 43215

Gregory S. Lashutka                                  Senior Vice President - Corporate Relations
One Nationwide Plaza
Columbus, OH 43215

Edwin P. McCausland, Jr.                             Senior Vice President - Fixed Income Securities
One Nationwide Plaza
Columbus, OH 43215

Mark D. Phelan                                       Senior Vice President - Technology and Operations
One Nationwide Plaza
Columbus, OH 43215

Douglas C. Robinette                                 Senior Vice President - Claims
One Nationwide Plaza
Columbus, OH 43215

Mark R. Thresher                                     Senior Vice President - Finance - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215

----------------------------------------------------------------------------------------------------------------------------------
OFFICERS OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS                  OFFICES OF THE DEPOSITOR
----------------------------------------------------------------------------------------------------------------------------------
Susan A. Wolken                                      Senior Vice President - Product Management and Nationwide Financial
One Nationwide Plaza                                 Marketing
Columbus, OH 43215

Richard M. Waggoner                                  Senior Vice President - Operations
One Nationwide Plaza
Columbus, OH 43215

W.G. JURGENSEN has been a Director and Chief Executive Officer since 2000. Previously, he was Executive Vice President of Bank One Corporation from 1998 to May 2000. Prior to Bank One's merger with First Chicago NBD, Mr. Jurgensen served from 1990 to 1998 as Executive Vice President with First Chicago, leading various business units. For 17 years, Mr. Jurgensen was with Norwest Corporation, beginning as a corporate banking officer and serving in increasingly responsible roles including president and CEO of Norwest Investment Services and management of the treasury function. Mr. Jurgensen's final post was Executive Vice President - Corporate Banking.

JOSEPH J. GASPER has been President and Chief Operating Officer and Director of Nationwide since April 1996. Previously, he was Executive Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from April 1995 to April 1996. He was Senior Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from September 1993 to April 1995. Prior to that time, Mr. Gasper held numerous positions within Nationwide. Mr. Gasper has been with Nationwide for 34 years.

LEWIS J. ALPHIN has been a Director of Nationwide since 1993. Mr. Alphin owns and operates an 800-acre farm in Mt. Olive, NC. He taught agriculture business at James Sprunt Community Collegy in Kenansville, NC for more than 22 years before retiring in 1994. He is the former board chairman of the Cape Fear Farm Credit Association, a member and former vice president, secretary/treasurer, and director of the Duplin County Agribusiness Council, and a former board member of the Southern States Cooperative (1986 to 1993). Mr. Alphin is a member of the Duplin County Farm Bureau, the North Carolina Farm Bureau, ad the Farm Credit Council. He is a member and former director of the Oak Wolfe Fire Department.

A. I. BELL has been a Director of Nationwide since April, 1998. Mr. Bell has served as a state trustee of the Ohio Farm Bureau Federation from 1991 to 1998 and as president that last four years. He oversees the Bell family farm in Zanesville, Ohio. The farm is the hub of a multi-family swine network, in addition to grain and beef operations. Mr. Bell has represented the Ohio Farm Bureau at state and national level activities, and has traveled internationally representing Ohio agriculture. In 1995, he was introduced into The Ohio State University Department of Animal Sciences Hall of Fame.

YVONNE M. CURL has been a Director of Nationwide since April 1998. Ms. Curl is Vice President - Chief Marketing Officer for Avaya Inc. located in Basking Ridge, NJ. Prior to joining Avaya Inc. in November 2000, she was employed by the Xerox Corporation. She joined Xerox in 1976 as a sales representative and progressed through management positions, including vice president - field operations; executive assistant to the chairman and CEO; and as corporate vice president serving as senior vice president and general manager, public sector worldwide/global solutions group.

JOHN R. COOK, JR. has been Senior Vice President - Chief Communications Officer since May 1997. Previously, Mr. Cook was Senior Vice President - Chief Communications Officer of USAA from July 1989 to May 1997. Mr. Cook has been with Nationwide for 3 years.

THOMAS L. CRUMRINE has been Senior Vice President of Nationwide since September 1997. Previously he was Senior Vice President - Property/Casualty from March 1996 to September 1997. Prior to that time, he was Senior Vice President - Claims from April 1995 to March 1996, Vice President - Claims from 1993 to March 1996, Vice President - Agency Sales from 1991 to 1993 and Vice President - Agency Services from 1989 to 1991. Prior to 1989 Mr. Crumrine held several positions with Nationwide.

KENNETH D. DAVIS has been a Director of Nationwide since April 1999. Mr. Davis is the immediate past president of the Ohio Farm Bureau Federation. He served as a member of the Ohio Farm Bureau Federation's board of trustees from 1989 until 1999. He served as first vice president of the board from 1994 until 1998. Mr. Davis serves on the board of directors of his local rural electric cooperatives and is a member of many agriculture organizations including the Ohio Corn Growers, Ohio Cattlemen's and Ohio Soybean associations.

DAVID A. DIAMOND has been Senior Vice President - Corporate Strategy since December 11, 2000. Previously, Mr. Diamond was Senior Vice President - Corporate Controller from August 1999 to December 2000. He was Vice President - Controller from October 1993 to August 1999. Prior to that time, Mr. Diamond held several positions within Nationwide. Mr. Diamond has been with Nationwide for 12 years.

KEITH W. ECKEL has been a Director of Nationwide since April 1996. Mr. Eckel is a partner of Fred W. Eckel Sons and president of Eckel Farms, Inc. in northeast Pennsylvania. He received the Master Farmer award from Penn State University in 1982. Mr. Eckel is a member of the Pennsylvania Agricultural Land Preservation Board. He is a former president of the Pennsylvania Farm Bureau, a position he held for 15 years, and the Lackawanna County Cooperative Extension Association. He has served as a board member and executive committee member of the American Farm Bureau Federation. He is a former vice president of the Pennsylvania Council of Cooperative Extension Associations and former board member of the Pennsylvania Vegetable Growers Association.

WILLARD J. ENGEL has been a Director of Nationwide since 1994. Mr. Engel served as general manager of Lyon County Co-Operative Oil Co. in Marshall, MN from 1975 to 1997, and occasionally serves on a consulting basis. He previously was a division manager of the Truman Farmers Elevator. He is a former director of the Western Co-op Transport in Montevideo, MN, a former director and legislative committee chairman of the Northwest Petroleum Association in St. Paul, and a former director of Farmland Industries in Kansas City.

FRED C. FINNEY has been a Director of Nationwide since 1992. Mr. Finney is the owner and operator of the Moreland Fruit Farm and operator of Melrose Orchard in Wooster, OH. He is past president of the Ohio Farm Bureau Federation, the Ohio Fruit Growers Society, Wayne County Farm Bureau, and the Westwood Ruritan Club. He is a member of the American Berry Cooperative.

PHILIP C. GATH has been Senior Vice President - Chief Actuary - Nationwide Financial since May 1998. Previously, Mr. Gath was Vice President - Product Manager - Individual Variable Annuity from July 1997 to May 1998. Mr. Gath was Vice President - Individual Life Actuary from August 1989 to July 1997. Prior to that time, Mr. Gath held several positions within Nationwide. Mr. Gath has been with Nationwide for 32 years.

PATRICIA R. HATLER has been Senior Vice President, General Counsel and Secretary since April 2000. Previously, she was Senior Vice President and General Counsel from July 1999 to April 2000. Prior to that time, she was General Counsel and Corporate Secretary of Independence Blue Cross from 1983 to July 1999.

RICHARD D. HEADLEY has been Executive Vice President for Nationwide since July 2000. Previously, he was Executive Vice President - Chief Information Technology Officer from May 1999 to July 2000. He was Senior Vice President - Chief Information Technology Officer from October 1997 to May 1999. Previously, Mr. Headly was Chairman and Chief Executive Officer of Banc One Services Corporation from 1992 to October 1997. From January 1975 until 1992, Mr. Headley held several positions with Banc One Corporation. Mr. Headley has been with Nationwide for 3 years.

MICHAEL S. HELFER has been Executive Vice President - Corporate Strategy since August 2000. He is a former partner and head of the financial institutions group at Wilmer, Cutler and Pickering, a 350-lawyer international law firm headquartered in Washington, D.C. He served as that firm's Chairman and Chief Executive Officer from 1995 to 1998.

DAVID K. HOLLINGSWORTH has been Senior Vice President - Business Development and Sponsor Relations since April 2000. Previouly, he was Senior Vice President - Multi Channel and Sponsor relations from August 1999 until April 2000. Previously, he was Senior Vice President - Marketing from June 1999 to August 1999. Prior to that time, Mr. Hollingsworth held numerous positions within Nationwide. Mr. Hollingsworth has been with Nationwide for 26 years.

DAVID R. JAHN has been Senior Vice President - Product Management since November 2000. Previously, he was Senior Vice President - Commercial Insurance from March 1998 to November 2000. Previously, he was Vice President - Property/Casualty Operations and Vice President - Resource Management from March 1996 to January 1998. Prior to that time, Mr. Jahn has held numerous positions within Nationwide. Mr. Jahn has been with Nationwide for 29 years.

DONNA A. JAMES has been Executive Vice President - Chief Administrative Officer since July 2000. Previously, she was Senior Vice President - Chief Human Resources Officer from May 1999 to July 2000. She was Senior Vice President - Human Resources from December 1997 to May 1999. Previously, she was Vice President - Human Resources from July 1996 to December 1997. Prior to that time, Ms. James was Vice President - Assistant to the CEO of Nationwide from March 1996 to July 1996. From May 1994 to March 1996, she was Associate Vice President
- Assistant to the CEO of Nationwide. Previously, Ms. James held several positions within Nationwide. Ms. James has been with Nationwide for 19 years.

RICHARD A. KARAS has been Senior Vice President - Sales - Financial Services since March 1993. Previously, he was Vice President - Sales - Financial Services from February 1989 to March 1993. Prior to that time, Mr. Karas held several positions within Nationwide. Mr. Karas has been with Nationwide for 36 years.

GREGORY S. LASHUTKA has been Senior Vice President - Corporate Relations since January 2000. Previously, he was the Mayor of the City of Columbus (Ohio) from January 1992 to December 1999. From January 1986 to December 1991, Mr. Lashutka was a Partner with Squire, Sanders & Dempsey. From January 1978 to December 1985, he was City Attorney for the City of Columbus (Ohio).

EDWIN P. MCCAUSLAND, JR. has been Senior Vice President - Fixed Income Securities since 1999. Mr. McCausland has 29 years of experience in insurance investments beginning his career in 1970 with Connecticut Mutual Life Insurance Company. He joined Phoenix Mutual Life Insurance Company in 1981 as second Vice President of Bond Investments and rising to Vice President of Pension Operations. He was Vice President and Managing Director of Mass Mutual Life Insurance Company prior to joining Nationwide.

DAVID O. MILLER has been a Director of Nationwide since November 1996. Mr. Miller has been Chairman of the Board since 1998. Mr. Miller is president of Owen Potato Farm, Inc. and a partner of M&M Enterprises in Licking County, OH. He is a director and board chairman of the National Cooperative Business Association, director of Cooperative Business International and the International Cooperative Alliance, and serves on the educational executive committee of the National Council of Farmer Cooperatives. He was president of the Ohio Farm Bureau Federation from 1981 to 1985 and was vice president for six years. Mr. Miller served a two-year term on the board of the American Farm Bureau Association. He is past president of the Ohio Vegetable and Potato Growers Association, and was a director of Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark.

ROBERT A. OAKLEY has been Executive Vice President - Chief Financial Officer and Treasurer since December 2000. Previously, Mr. Oakley was Executive Vice President - Chief Financial Officer from April 1995 to December 2000. Prior to that, Mr. Oakley was Senior Vice President - Chief Financial Officer from October 1993 to April 1995. Prior to that time, Mr. Oakley held several positions within Nationwide. Mr. Oakley has been with Nationwide for 25 years.

RALPH M. PAIGE has been a Director of Nationwide since April 1999. Mr. Paige has been the Executive Director of the Federation of Southern Cooperatives/Land Assistance Fund since 1969. Mr. Paige also served as the National Field Director/Georgia State Director from 1981 to 1984.

JAMES F. PATTERSON has been a Director of Nationwide since April 1989. Mr. Patterson is president of Patterson Farms, Inc. and has operated Patterson Fruit Farm in Chesterland, OH since 1964. Mr. Patterson is on the boards of The Ohio State University Hospitals Health System in Cleveland, Geauga Hospital, Inc. and the National Cooperative Business Association. He is past president of the Ohio Farm Bureau Federation and former member of Cleveland Foundation's Lake and Geauga Advisory Committees.

MARK D. PHELAN has been Senior Vice President - Technology and Operations since December 2000. Previously, he was Senior Vice President - Technology Services from 1998 to December 2000. His previous management experience includes five years (1977 - 1982) with the data processing division's sales group at IBM Corporation. From 1982 through 1990, Mr. Phelan served as Director of AT&T's Consumer Communications Services Group and he was subsequently promoted to Sales Vice President for the Eastern Region of the Business Communications Services Division. In 1992, he became Executive Vice President - Sales and Marketing for the Electronic Commerce Division of Checkfree Corporation, a position he held for five years. From 1997 until 1998, he was in private consulting.

DOUGLAS C. ROBINETTE has been Senior Vice President - Claims since November 2000. Previously he was Senior Vice President - Claims and Financial Services from 1999 to November 2000. Prior to that time, Mr. Robinette was Senior Vice President - Marketing and Product Management from May 1998 to 1999. Mr. Robinette was Executive Vice President, Customer Services of Employers Insurance of Wausau, a member of the Nationwide group until 1998, from September 1996 to May 1998. Prior to that time, he was Executive Vice President, Finance and Insurance Services of Wausau from May 1995 to September 1996. From November 1994 to May 1995, Mr. Robinette was Senior Vice President, Finance and Insurance Services of Wausau. From May 1993 to November 1994, he was Senior Vice President, Finance of Wausau. Prior to that time, Mr. Robinette held several positions within the Nationwide group. Mr. Robinette has been with Nationwide for 14 years.

ARDEN L. SHISLER has been a Director of Nationwide since 1984. Mr. Shisler is president and chief executive officer of K&B Transport, Inc., a trucking firm in Dalton, OH. He is a director of the National Cooperative Business Association in Washington, DC. He is a former board member and vice president of the Ohio Farm Bureau Federation and past president of the Ohio Agricultural Marketing Association, an Ohio Farm Bureau Federation subsidiary. He is a member of the Ohio Trucking Association, the Ohio Trucking Safety Council, the Wayne County Farm Bureau, Cornerstone Community Church, the Advisory Committee of The

Ohio State University Agriculture Technical Institute and a board member of the Wilderness Center.

ROBERT L. STEWART has been a Director of Nationwide since 1989. Mr. Stewart is the owner and operator of Sunnydale Farms and Mining in Jewett, OH. He served on the board of the Ohio Farm Bureau Federation and as president of the Ohio Holstein Association board. Mr. Stewart was a director of the Ohio Agricultural Stabilization and Conservation Service board and Landmark, Inc. a farm supply cooperative which is now part of Indianapolis-based Countrymark.

MARK R. THRESHER has been Senior Vice President - Finance - Nationwide Financial since May 1999. He was Vice President - Controller from August 1996 to May 1999. He was Vice President Finance and Treasurer from November 1996 to February 1997. Previously, he was Vice President and Treasurer from June 1996 to November 1996. Prior to joining Nationwide, Mr. Thresher served as a partner with KPMG LLP from July 1988 to June 1996.

RICHARD M. WAGGONER has been Senior Vice President - Operations since May 1999. Previously, he was President of Nationwide Services from May 1997 to May 1999. Prior to that time, Mr. Waggoner has held numerous positions within the Nationwide group of companies. Mr. Waggoner has been with Nationwide for 24 years.

SUSAN A. WOLKEN has been Senior Vice President - Product Management and Nationwide Financial Marketing since May 1999. Previously, Ms. Wolken was Senior Vice President - Life Company Operations from June 1997 to May 1999. She was Senior Vice President - Enterprise Administration from July 1996 to June 1997. Prior to that time, she was Senior Vice President - Human Resources from April 1995 to July 1996. From September 1993 to April 1995, Ms. Wolken was Vice President - Human Resources. From October 1989 to September 1993 she was Vice President - Individual Life and Health Operations. Ms. Wolken has been with Nationwide for 26 years.

ROBERT J. WOODWARD, JR. has been Executive Vice President - Chief Investment Officer since August 1995. Previously, he was Senior Vice President - Fixed Income Investments from March 1991 to August 1995. Prior to that time, Mr. Woodward held several positions within Nationwide. Mr. Woodward has been with Nationwide for 36 years.

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designed primarily as investment vehicles for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS.
American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

     AMERICAN CENTURY VP INCOME & GROWTH
     Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

     AMERICAN CENTURY VP INTERNATIONAL
     Investment Objective: Capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities.

     AMERICAN CENTURY VP VALUE
     Investment Objective: Long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total assets in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.: INITIAL SHARES
The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

     Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

DREYFUS STOCK INDEX FUND, INC.: INITIAL SHARES
The Dreyfus Stock Index Fund, Inc. ("Fund") is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly owned subsidiary of Mellon Bank, N.A., which is a wholly owned subsidiary of Mellon Bank Corporation.

     Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

DREYFUS VARIABLE INVESTMENT FUND
Dreyfus Variable Investment Fund ("Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation serves as the Fund's manager. Fayez Sarofim & Company serves as the sub-adviser and provides day-to-day management of the portfolio.

     APPRECIATION PORTFOLIO: INITIAL SHARES
     Investment Objective: Primarily long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

FEDERATED INSURANCE SERIES
Federated Insurance Series (the "Trust"), an open-end management investment company, was established as a Massachusetts business trust, under a Declaration of Trust dated September 15, 1993. The Trust offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Federated Investment Management Company serves as the investment adviser.

     FEDERATED QUALITY BOND FUND II
     Investment Objective: Current income by investing in investment grade fixed income securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
The Fidelity Variable Insurance Products Fund ("VIP") is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

     VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     VIP GROWTH PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

     VIP HIGH INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

      - at least 65% in income-producing debt securities and preferred stocks, including convertible securities; and

      - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

     Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C-by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

     VIP OVERSEAS PORTFOLIO: SERVICE CLASS
     Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
The Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager of VIP II and its portfolios.

     VIP II CONTRAFUND(R) PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
The Fidelity Variable Insurance Products Fund III ("VIP III") is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager of VIP III and it's portfolios.
     VIP III GROWTH OPPORTUNITIES PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds that may produce capital growth. The Portfolio may invest in foreign securities without limitation.


GARTMORE VARIABLE INSURANCE TRUST
Gartmore Variable Insurance Trust (formerly, Nationwide Separate Account Trust) ("GVIT") is an open-end management investment company created under the laws of Massachusetts. GVIT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of GVIT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. Gartmore Global Asset Management Trust, an indirect subsidiary of Nationwide Mutual Insurance Company, manages the assets of the Gartmore GVIT Emerging Markets Fund and Gartmore GVIT International Growth Fund. The remaining assets of GVIT are managed by Gartmore Mutual Fund Capital Trust ("GMF"), an indirect subsidiary of Nationwide Financial Services, Inc.

     DREYFUS GVIT MID CAP INDEX FUND: CLASS I
     Subadviser: The Dreyfus Corporation
     Investment Objective: Capital appreciation. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies included in the Standard & Poor's MidCap 400 Index and in derivative instruments linked to the S&P 400. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

     FEDERATED GVIT EQUITY INCOME FUND:
     CLASS I

      Subadviser: Federated Investment Counseling
      Investment Objective: Above average income and capital appreciation. Under normal conditions, the Fund invests at least 80% of its net assets in income producing U.S. and foreign equity securities and securities that are convertible into common stock.

     FEDERATED GVIT HIGH INCOME BOND FUND: CLASS I
     Subadviser: Federated Investment Counseling
     Investment Objective: To provide high current income. Under normal conditions, the Fund invests at least 80% of the Fund's net assets in corporate bonds that are rated BBB or lower by a rating agency or that are unrated but of comparable quality. Such funds are commonly referred to as "junk bonds."

     GARTMORE GVIT EMERGING MARKETS FUND: CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long term capital growth. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies located in emerging market or developing countries or that derive a significant portion of their earnings or revenue from emerging market countries.

     GARTMORE GVIT GLOBAL TECHNOLOGY AND COMMUNICATIONS FUND: CLASS I Investment Objective: Long term capital appreciation by investing under normal conditions at least 80% of its net assets in equity securities issued by companies with business operations in technology and communications and/or technology and communication related industries. These companies will be tied economically to a number of countries throughout the world, including the United States.

     GARTMORE GVIT GOVERNMENT BOND FUND: CLASS I
     Investment Objective: Seeks as high a level of income as is consistent with the preservation of capital. Under normal conditions, the Fund invests at least 80% of its net assets in U.S. government and agency bonds, bills and notes. The duration of the Fund will typically be four to six years.

     GARTMORE GVIT GROWTH FUND: CLASS I
     Investment Objective: Long-term capital appreciation. The Fund invests primarily in large capitalization companies. The Fund looks for companies whose earnings are expected to grow faster than other companies in the market.

     GARTMORE GVIT INTERNATIONAL GROWTH FUND: CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long term capital growth by investing primarily in equity securities of companies in Europe, Australia, the Far East and other regions, including developing countries.

     GARTMORE GVIT INVESTOR DESTINATIONS AGGRESSIVE FUND
     Investment Objective: To maximize total investment return primarily by seeking growth of capital. The Fund invests in a target allocation mix of 40% large cap U.S. stocks, 15% mid cap U.S. stocks, 10% small cap U.S. stocks, 30% international funds, and 5% bonds.

     GARTMORE GVIT INVESTOR DESTINATIONS CONSERVATIVE FUND
     Investment Objective: To maximize total investment return by seeking income and, secondarily, long term growth of capital. The Fund invests in a target allocation mix of 10% large cap U.S. stocks, 5% mid cap U.S. stocks, 5% international stocks, 35% bonds, and 45% short-term investments.

     GARTMORE GVIT INVESTOR DESTINATIONS MODERATE FUND
     Investment Objective: To maximize total investment return by seeking growth of capital and income. The Fund invests in a target allocation mix of 30% large cap U.S. stocks, 10% mid cap U.S. stocks, 5% small cap U.S. stocks, 15% international stocks, 25% bonds, and 15% short-term investments.

     GARTMORE GVIT INVESTOR DESTINATIONS MODERATELY AGGRESSIVE FUND Investment Objective: To maximize total investment return primarily by seeking growth of capital, but also income. The Fund invests in a target allocation mix of 35% large cap U.S. stocks, 15% mid cap U.S. stocks, 5% small cap U.S. stocks, 25% international stocks, 15% bonds, and 5% short-term investments.

     GARTMORE GVIT INVESTOR DESTINATIONS MODERATELY CONSERVATIVE FUND
     Investment Objective: To maximize total investment return by seeking income and, secondarily, growth of capital. The Fund invests in a target allocation mix of 20% large cap U.S. stocks, 10% mid cap U.S. stocks, 10% international stocks, 35% bonds, and 25% short-term investments.

     GARTMORE GVIT MONEY MARKET FUND:
     CLASS I
     Investment Objective: As high a level of current income as is consistent with the preservation of capital and maintenance of liquidity. The Fund invests in high-quality money market obligations maturing in 397 days or less.

     GARTMORE GVIT TOTAL RETURN FUND: CLASS I
     Investment Objective: Seeks total return through a flexible combination of capital appreciation and current income. The Fund invests primarily in common stocks and convertible securities.

     GARTMORE GVIT WORLDWIDE LEADERS FUND: CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long-term capital growth. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies located throughout the world considered to be leaders.

     GVIT SMALL CAP GROWTH FUND: CLASS I
     Subadvisers: Miller Anderson & Sherrerd, LLP, Neuberger Berman, LLC and Waddell & Reed Investment Management Company Investment Objective: Seeks capital growth by investing in a broadly diversified portfolio of equity securities issued by U.S. and foreign companies with market capitalizations in the range of companies represented by the Russell 2000, known as small cap companies. Under normal conditions, the Fund will invest at least 80% of its net assets in the equity securities of small cap companies.

     GVIT SMALL CAP VALUE FUND: CLASS I
     Subadviser: The Dreyfus Corporation
     Investment Objective: Capital appreciation. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of small capitalization companies. These are companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Index. The Fund will invest in stocks of U.S. and foreign companies which the portfolio managers believe qualify as "value" companies.

     GVIT SMALL COMPANY FUND: CLASS I
     Subadvisers: The Dreyfus Corporation, Neuberger Berman, LLC, Gartmore Global Partners, Strong

     Capital Management, Inc. and Waddell & Reed Investment Management Company Investment Objective: Long-term growth of capital. Under normal conditions, the Fund will invest at least 80% of its net assets in equity securities issued by small capitalization companies. These are companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Index.

     J.P. MORGAN GVIT BALANCED FUND: CLASS I
     Subadviser: J.P. Morgan Investment Management, Inc.
     Investment Objective: A high total return from a diversified portfolio of equity and fixed income securities. Under normal conditions, the Fund invests approximately 50% of its net assets in equity securities and 30% of its net assets in fixed income securities (including U.S. government corporate, mortgage-backed and asset-backed securities). The equity securities held by the Fund generally are common stocks of large and medium sized companies included in the Standard & Poor's 500 Index.

     MAS GVIT MULTI SECTOR BOND FUND: CLASS I
     Subadviser: Miller, Anderson & Sherrerd, LLP
     Investment Objective: Primarily seeks above average total return over a market cycle of three to five years. The Fund invests in a diversified portfolio of U.S. and foreign fixed income securities, including high yield securities (commonly referred to as "junk bonds") and emerging markets securities.

     STRONG GVIT MID CAP GROWTH FUND: CLASS I
     Subadviser: Strong Capital Management Inc.
     Investment Objective: Capital growth by focusing on common stocks of U.S. and foreign companies that the subadviser believes are reasonably priced and have above-average growth potential. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities issued by mid capitalization companies.


JANUS ASPEN SERIES
The Janus Aspen Series is an open-end management investment company whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance policies, as well as certain qualified retirement plans. Janus Capital Corporation serves as investment adviser to each Portfolio.

     CAPITAL APPRECIATION PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

     GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. Under normal circumstances, the Portfolio invests at least 65% of its total assets in securities of companies that the Portfolio manager believes will benefit significantly from advances or improvements in technology.

     INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.




NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("AMT")
Neuberger Berman AMT is an open-end, diversified management investment company that offers its portfolios in connection with variable annuity contracts and variable life insurance policies, and certain qualified plans. Prior to May 1, 2000, the portfolios invested through a two-tier master/feeder structure, whereby each portfolio invested its assets in another fund that served as a corresponding "master series;" the master series invested in securities. Effective May 1, 2000, the portfolios converted to a conventional one-tier structure, whereby each portfolio holds its securities directly. Neuberger Berman Management Inc. is the investment adviser.

     AMT GUARDIAN PORTFOLIO
     Investment Objective: Long-term capital growth, with current income as a secondary objective. The Portfolio pursues these goals by investing mainly in common stocks of large-capitalization companies.

     AMT MID-CAP GROWTH PORTFOLIO
     Investment Objective: Capital growth. The Portfolio pursues this goal by investing mainly in common stocks of mid-capitalization companies. The managers look for fast-growing companies that are in new or rapidly evolving industries and seek to reduce risk by diversifying among many companies, industries and sectors.

     AMT PARTNERS PORTFOLIO
     Investment Objective: Capital growth. The Portfolio pursues its goal by investing mainly in common stocks of mid- to large-capitalization companies.

OPPENHEIMER VARIABLE ACCOUNT FUNDS
The Oppenheimer Variable Account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

     OPPENHEIMER AGGRESSIVE GROWTH FUND/VA
     Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

     OPPENHEIMER CAPITAL APPRECIATION FUND/VA
     Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

     OPPENHEIMER GLOBAL SECURITIES FUND/VA
     Investment Objective: Long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special appreciation possibilities. These securities may be considered speculative.

     OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
     Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

STRONG OPPORTUNITY FUND II, INC.
The Strong Opportunity Fund II, Inc. is a diversified, open-end management company commonly called a mutual fund. The Strong Opportunity Fund II, Inc. was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management, Inc. is the investment adviser for the Fund.

     Investment Objective: Capital appreciation through investments in a diversified portfolio of equity securities.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
The Universal Institutional Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors.

     EMERGING MARKETS DEBT PORTFOLIO
     Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located. Morgan Stanley Dean Witter Investment Management, Inc. is the Portfolio's investment adviser.

     MID CAP GROWTH PORTFOLIO
     Investment Objective: Long-term capital growth by investing primarily in common stocks and other equity securities of issuers with equity capitalizations in the range of the companies represented in the Standard & Poor's Rating Group ("S&P") MidCap 400 Index. Such range is generally $500 million to $6 billion but the range fluctuates over time with changes in the equity market. Miller, Anderson & Sherrerd, LLP is the Portfolio's investment adviser.

     U. S. REAL ESTATE PORTFOLIO
     Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. Morgan Stanley Asset Management, Inc. serves as the Portfolio's investment adviser.

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of insurance companies to fund the benefits of variable life insurance policies and variable annuity contracts. The investment advisor and manager is Van Eck Associates Corporation.

     WORLDWIDE EMERGING MARKETS FUND
     Investment Objective: Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

     WORLDWIDE HARD ASSETS FUND
     Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber, and industrial and precious metals. Income is a secondary consideration.

APPENDIX B:  PERFORMANCE SUMMARY INFORMATION

To be added by Pre-Effective Amendment to the Registration Statement.

     APPENDIX C: FINANCIAL STATEMENTS

     Financial Statements to be added by Pre-Effective Amendment to the Registration Statement.

PART II - OTHER INFORMATION

CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

   -     The facing sheet.
   -     Cross-reference to items required by Form N-8B-2.
   -     The prospectus consisting of __ pages.
   -     Representations and Undertakings.
   -     Signatures.

The following exhibits required by Forms N-8B-2 and S-6:


1.   Power of Attorney dated April 4, 2001.            Attached hereto.

2.   Resolution of the Depositor's Board of            Filed previously in connection with Securities and Exchange Commission
     Directors authorizing the establishment of        File No. 333-31725 and is hereby incorporated by reference.
     the Registrant, adopted

3.   Distribution Contracts                            Filed previously in connection with Securities and Exchange Commission
                                                       File No. 333-66572 (Post-Effective Amendment No. 1) and is hereby incorporated by reference.

4.   Form of Security                                  Attached hereto.

5.   Articles of Incorporation of Depositor            Filed previously in connection with Securities and Exchange Commission
                                                       File No. 333-27133 and is hereby incorporated by reference.

6.   Application form of Security                      Attached hereto.

7.   Opinion of Counsel                                Attached hereto.

8.   Code of Ethics Applicable to the Separate         Filed previously in connection with Securities and Exchange Commission
     Account                                           File No. 333-69160 and is hereby incorporated by reference..


REPRESENTATIONS AND UNDERTAKINGS

The Registrant and Nationwide hereby make the following representations and undertakings:
(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and Nationwide elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).
(b) Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by Nationwide under the policies. Nationwide represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by Nationwide, and will be made available to the Securities and Exchange Commission (the "SEC") on request.
(c) Nationwide has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the SEC on request a memorandum setting forth the basis for this representation.
(d) Nationwide represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of Nationwide, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.
(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.
(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide.

SIGNATURES
As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-4 has caused this Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 19th day of February, 2002.




                                                             NATIONWIDE VLI SEPARATE ACCOUNT-4
                                                     --------------------------------------------------
                                                                        (Registrant)
(Seal)                                                        NATIONWIDE LIFE INSURANCE COMPANY
                                                     --------------------------------------------------
Attest:                                                                  (Depositor)

By:          /s/ GLENN W. SODEN                      By:               /s/STEVEN SAVINI
----------------------------------------------       --------------------------------------------------
                  Glenn W. Soden                                        Steven Savini
                Assistant Secretary



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of February, 2002.


               SIGNATURE                                   TITLE

LEWIS J. ALPHIN                                           Director
----------------------------------------
Lewis J. Alphin

A. I. BELL                                                Director
----------------------------------------
A. I. Bell

YVONNE M. CURL                                            Director
----------------------------------------
Yvonne M. Curl

KENNETH D. DAVIS                                          Director
----------------------------------------
Kenneth D. Davis

KEITH W. ECKEL                                            Director
----------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                          Director
----------------------------------------
Willard J. Engel

FRED C. FINNEY                                            Director
----------------------------------------
Fred C. Finney

JOSEPH J. GASPER                               President and Chief Operating
----------------------------------------            Officer and Director
Joseph J. Gasper

W.G. JURGENSEN                                    Chief Executive Officer
----------------------------------------                And Director
W.G. Jurgensen

DAVID O. MILLER                                  Chairman of the Board and
----------------------------------------                  Director
David O. Miller

RALPH M. PAIGE                                            Director
----------------------------------------
Ralph M. Paige

JAMES F. PATTERSON                                        Director
----------------------------------------
James F. Patterson

ARDEN L. SHISLER                                          Director                                By /s/ STEVEN SAVINI
----------------------------------------                                             ----------------------------------------------
Arden L. Shisler                                                                                      Steven Savini
                                                                                                    Attorney-in-Fact
ROBERT L. STEWART                                         Director
----------------------------------------
Robert L. Stewart